FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number: 001-14930

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......             No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Pillar 3 Disclosures at 30 June 2017

Certain defined terms
Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’ refer to HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary shares and those preference shares and capital securities issued by HSBC Holdings classified as equity. The abbreviations ‘$m’ and ‘$bn’ and ‘$tn’ represent millions, billions (thousands of millions) and trillions of US dollars, respectively.

Tables
		Page
1	Reconciliation of balance sheets – financial accounting to regulatory scope of consolidation	5
2	Own funds disclosure	7
3	Summary reconciliation of accounting assets and leverage ratio exposures	9
4	Leverage ratio common disclosure	9
5	Leverage ratio – Split of on-balance sheet exposures (excluding derivatives, SFTs and exempted exposures)	10
6	Overview of RWAs	12
7	RWA flow statements of credit risk exposures under IRB	12
8	RWA flow statements of CCR exposures under the IMM	13
9	RWA flow statements of market risk exposures under the IMA	13
10	Credit quality of assets	14
11	Changes in stock of defaulted loans and debt securities	14
12	Standardised approach – credit conversion factor (‘CCF’) and credit risk mitigation (‘CRM’) effects	15
13	Standardised approach – exposures by asset classes and risk weights	16
14	IRB – Credit risk exposures by portfolio and PD range	17
15	IRB – Effect on RWA of credit derivatives used as CRM techniques	23
16	Specialised lending	23
17	Analysis of counterparty credit risk (‘CCR’) exposure by approach (excluding centrally cleared exposures)	24
18	Credit valuation adjustment (‘CVA’) capital charge	24
19	Standardised approach – CCR exposures by regulatory portfolio and risk weights	24
20	IRB – CCR exposures by portfolio and PD scale	25
21	Composition of collateral for CCR exposure	27
22	Exposures to central counterparties	27
23	Credit derivatives exposures	28
24	Securitisation exposures in the non-trading book	28
25	Securitisation exposures in the trading book	29
26	Securitisation exposures in the non-trading book and associated regulatory capital requirements – bank acting as originator or as sponsor	29
27	Securitisation exposures in the non-trading book and associated capital requirements – bank acting as investor	31
28	Market risk under standardised approach	33
29	Market risk under IMA	33
30	IMA values for trading portfolios	34

2	HSBC Holdings plc

Regulatory framework for disclosures
HSBC is supervised on a consolidated basis in the United Kingdom (‘UK’) by the Prudential Regulation Authority (‘PRA’), which receives information on the capital adequacy of, and sets capital requirements for, the Group as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, who set and monitor their local capital adequacy requirements. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.
At a consolidated Group level, we calculate capital for prudential regulatory reporting purposes using the Basel III framework of the Basel Committee on Banking Supervision (‘the Basel Committee’) as implemented by the European Union (‘EU’) in the amended Capital Requirements Directive and Regulation (‘CRD IV’), and in the PRA Rulebook for the UK banking industry. The regulators of Group banking entities outside the EU are at varying stages of implementation of the Basel III framework, so local regulation in 2017 may have been on the basis of the Basel I, II or III frameworks.
The Basel III framework is structured around three ‘pillars’: the Pillar 1 minimum capital requirements and Pillar 2 supervisory review process are complemented by Pillar 3 which concerns market discipline. The aim of Pillar 3 is to produce disclosures that allow market participants to assess the scope of application by banks of the Basel Committee’s framework and the rules in their jurisdiction, their capital condition, risk exposures and risk management processes, and hence their capital adequacy.
The PRA’s final rules adopted national discretions in order to accelerate significantly the transition timetable to full ‘end point’ CRD IV compliance.

Pillar 3 disclosures
Our Pillar 3 disclosures at 30 June 2017 comprise all information required under Pillar 3, both quantitative and qualitative. They are made in accordance with Part 8 of the Capital Requirements Regulation within CRD IV and as recommended by the European Banking Authority (‘EBA’) guidelines on disclosure requirements issued in December 2016. Additionally, we continue to present a number of Basel Committee’s templates where these do not overlap with the EBA guidelines. These disclosures are supplemented by specific additional requirements of the PRA and discretionary disclosures on our part.
The Pillar 3 disclosures are governed by the Group’s disclosure policy framework as approved by the Group Audit Committee (‘GAC’). Pillar 3 requires all material risks to be disclosed, enabling a comprehensive view of a bank’s risk profile.
Where disclosures have been enhanced, or are new, we do not generally restate or provide prior-year comparatives. The capital resources tables track the position from a CRD IV transitional to an end-point basis. Furthermore, specific rows and columns in the tables which are not considered to be relevant to HSBC’s activities have been omitted.
Pillar 3 requirements may be met by inclusion in other disclosure media. Where we adopt this approach, references are provided to the relevant pages of the Interim Report 2017 or to other locations.
We continue to engage constructively with the UK authorities and industry associations to improve the transparency and comparability of UK banks’ Pillar 3 disclosures.

Regulatory developments
Basel Committee
During the first half of 2017, the Basel Committee proposed further revisions to the regulatory capital framework. In particular, it published:

•	a second consultation regarding the identification and management of step-in risk;

•	the interim regulatory treatment and transitional requirements for International Financial Reporting Standard 9, Financial Instruments (‘IFRS 9’) provisions;

•	the final Phase 2 Pillar 3 standards; and

•	a consultation to revise the global systemically important banks (‘G-SIB’) assessment framework.
In addition, the Basel Committee confirmed that it has largely completed the technical work needed to revise the Basel III regulatory capital framework, including the approaches to credit risk, operational risk and the leverage ratio. The only outstanding area is the proposal to implement a capital floor for modelled risk-weighted assets (‘RWAs’), where the final calibration and associated transitional provisions are expected. In all instances, the final standards will have to be transposed into the relevant local law before coming into effect.
Financial Stability Board
In July 2017, the Financial Stability Board (‘FSB’) expanded its resolution reform policy framework with the publication of its ‘Guiding Principles on the Internal Total Loss-absorbing Capacity of G-SIBs (‘Internal TLAC’)’. These guidelines supplement the FSB’s TLAC standard published in November 2015. Again, this needs to be incorporated into the relevant local law before coming into effect.
European Union
In the EU, elements of the Basel Committee’s and FSB’s reforms are being implemented through revisions to the CRD IV and the EU resolution framework. The key components include changes to the market risk and counterparty credit risk frameworks, a binding leverage ratio and the regulatory recognition of IFRS 9. It also includes details of the minimum requirements for TLAC, which in the EU is known as the ‘Minimum Requirements for own funds and Eligible Liabilities’ (‘MREL’). These changes are expected to be finalised by 2019 and apply from 1 January 2021, with the exception of the rules on MREL and the transitional capital provisions for IFRS 9, which are expected to apply from 1 January 2019 and 1 January 2018, respectively.
In June, the EU reached agreement on the new securitisation capital rules. This is expected to be implemented on 1 January 2019 for new transactions and on 1 January 2020 for existing positions.
Bank of England
In the UK, the Bank of England (‘BoE’) published its policy on setting MREL in November 2016. Elements of this policy remain outstanding, including the application of MREL within groups and the treatment of holdings of TLAC instruments. Meanwhile, in March 2017, HSBC received from the BoE its indicative MREL requirement applicable to HSBC Holdings plc and its European Resolution Group (comprised of HSBC Bank plc and its subsidiaries). This includes interim MREL requirements effective from 1 January 2019 and final requirements effective from 1 January 2022. The BoE also formally confirmed ‘multiple-point-of-entry’ as the preferred resolution strategy for HSBC. In May, the BoE published the quantum of MREL requirements for major UK banks.

HSBC Holdings plc	3

Pillar 3 Disclosures at 30 June 2017

In June 2017, the Financial Policy Committee (‘FPC’) raised the countercyclical buffer rate for UK exposures to 0.5%, to apply from 27 June 2018. It will consider in November whether a further increase to 1% should take effect from November 2018.
In June 2017, the BoE also consulted on the UK leverage ratio framework, proposing to exclude claims on central banks from the leverage exposure measure and, as a result, recalibrating the minimum leverage ratio for HSBC from 3% to 3.25% of tier 1 capital, to take effect during 2017.

Structure of the regulatory group
Subsidiaries engaged in insurance activities are excluded from the regulatory consolidation by excluding assets, liabilities and post-acquisition reserves, leaving the Group’s investment in these insurance subsidiaries to be recorded at cost and deducted from common equity tier 1 (‘CET1’) capital (subject to thresholds).
The regulatory consolidation also excludes special purpose entities (‘SPEs’) where significant risk has been transferred to third parties. Exposures to these SPEs are risk-weighted as securitisation positions for regulatory purposes.
Participating interests in banking associates are proportionally consolidated for regulatory purposes by including our share of assets, liabilities, profit and loss, and risk-weighted assets (‘RWAs’) in accordance with the PRA’s application of EU legislation. Non-participating significant investments along with non-financial associates are deducted from capital (subject to thresholds).

4	HSBC Holdings plc

Table 1: Reconciliation of balance sheets – financial accounting to regulatory scope of consolidation
		Accounting balance sheet	Deconsolidation of insurance/ other entities	Consolidation of banking associates	Regulatory balance sheet
	Ref	$m	$m	$m	$m
Assets
Cash and balances at central banks		163,353	(43)	1,177	164,487
Items in the course of collection from other banks		7,129	—	26	7,155
Hong Kong Government certificates of indebtedness		31,943	—	—	31,943
Trading assets		320,037	(334)	2	319,705
Financial assets designated at fair value		27,937	(27,239)	—	698
Derivatives		229,719	(143)	56	229,632
Loans and advances to banks		86,633	(1,798)	1,390	86,225
Loans and advances to customers		919,838	(3,303)	12,919	929,454
– of which: impairment allowances on IRB portfolios	h	(4,884)	—	—	(4,884)
Reverse repurchase agreements – non-trading		196,834	424	1,642	198,900
Financial investments		385,378	(58,605)	2,959	329,732
Assets held for sale		2,301	—	—	2,301
– of which: impairment allowances on IRB portfolios	h	(115)	—	—	(115)
Capital invested in insurance and other entities		—	2,406	—	2,406
Prepayments, accrued income and other assets		70,592	(3,491)	330	67,431
– of which: retirement benefit assets	i	7,036	—	—	7,036
Current tax assets		1,054	(39)	—	1,015
Interests in associates and joint ventures		21,071	(350)	(3,826)	16,895
– of which: positive goodwill on acquisition	e	500	(14)	—	486
Goodwill and intangible assets	e	22,653	(6,888)	—	15,765
Deferred tax assets	f	5,971	199	2	6,172
Total assets at 30 Jun 2017		2,492,443	(99,204)	16,677	2,409,916
Liabilities and equity
Hong Kong currency notes in circulation		31,943	—	—	31,943
Deposits by banks		64,230	(107)	559	64,682
Customer accounts		1,311,958	(45)	15,100	1,327,013
Repurchase agreements – non-trading		145,306	—	—	145,306
Items in the course of transmission to other banks		7,799	—	—	7,799
Trading liabilities		202,401	819	—	203,220
Financial liabilities designated at fair value		93,163	(6,256)	—	86,907
– of which:
included in tier 1	m	437	—	—	437
included in tier 2	n, q	24,182	—	—	24,182
Derivatives		223,413	3	55	223,471
Debt securities in issue		63,289	(2,787)	324	60,826
Liabilities of disposal groups held for sale		620	—	—	620
Accruals, deferred income and other liabilities		42,724	1,207	499	44,430
Current tax liabilities		1,186	(47)	—	1,139
Liabilities under insurance contracts		81,147	(81,147)	—	—
Provisions		4,379	(18)	140	4,501
– of which: credit-related contingent liabilities and contractual commitments on IRB portfolios	h	217	—	—	217
Deferred tax liabilities		1,886	(1,070)	—	816
Subordinated liabilities		21,213	1	—	21,214
– of which:
included in tier 1	k, m	1,800	—	—	1,800
included in tier 2	n, o, q	19,413	—	—	19,413
Total liabilities at 30 Jun 2017		2,296,657	(89,447)	16,677	2,223,887
Called up share capital	a	10,188	—	—	10,188
Share premium account	a, k	12,069	—	—	12,069
Other equity instruments	j, k	20,830	—	—	20,830
Other reserves	c, g	4,472	1,564	—	6,036
Retained earnings	b, c	140,837	(10,584)	—	130,253
Total shareholders’ equity		188,396	(9,020)	—	179,376
Non-controlling interests	d, l, m, p	7,390	(737)	—	6,653
– of which: non-cumulative preference shares issued by subsidiaries included in tier 1 capital	m	270	—	—	270
Total equity at 30 Jun 2017		195,786	(9,757)	—	186,029
Total liabilities and equity at 30 Jun 2017		2,492,443	(99,204)	16,677	2,409,916
The references (a) – (q) identify balance sheet components that are used in the calculation of regulatory capital on page 7.

HSBC Holdings plc	5

Pillar 3 Disclosures at 30 June 2017

Table 1: Reconciliation of balance sheets – financial accounting to regulatory scope of consolidation (continued)
		Accounting balance sheet	Deconsolidation of insurance/ other entities	Consolidation of banking associates	Regulatory balance sheet
	Ref	$m	$m	$m	$m
Assets
Cash and balances at central banks		128,009	(27)	1,197	129,179
Items in the course of collection from other banks		5,003	—	26	5,029
Hong Kong Government certificates of indebtedness		31,228	—	—	31,228
Trading assets		235,125	(198)	1	234,928
Financial assets designated at fair value		24,756	(24,481)	—	275
Derivatives		290,872	(145)	77	290,804
Loans and advances to banks		88,126	(1,845)	922	87,203
Loans and advances to customers		861,504	(3,307)	12,897	871,094
– of which: impairment allowances on IRB portfolios	h	(5,096)	—	—	(5,096)
Reverse repurchase agreements – non-trading		160,974	344	1,444	162,762
Financial investments		436,797	(54,904)	3,500	385,393
Assets held for sale		4,389	(7)	—	4,382
– of which:
goodwill and intangible assets	e	1	—	—	1
impairment allowances on IRB portfolios	h	(146)	—	—	(146)
Capital invested in insurance and other entities		—	2,214	—	2,214
Prepayments, accrued income and other assets		59,520	(3,066)	306	56,760
– of which: retirement benefit assets	i	4,714	—	—	4,714
Current tax assets		1,145	(118)	—	1,027
Interests in associates and joint ventures		20,029	—	(4,195)	15,834
– of which: positive goodwill on acquisition	e	488	—	(475)	13
Goodwill and intangible assets	e	21,346	(6,651)	481	15,176
Deferred tax assets	f	6,163	176	5	6,344
Total assets at 31 Dec 2016		2,374,986	(92,015)	16,661	2,299,632
Liabilities and equity
Hong Kong currency notes in circulation		31,228	—	—	31,228
Deposits by banks		59,939	(50)	441	60,330
Customer accounts		1,272,386	(44)	14,997	1,287,339
Repurchase agreements – non-trading		88,958	—	—	88,958
Items in course of transmission to other banks		5,977	—	—	5,977
Trading liabilities		153,691	643	1	154,335
Financial liabilities designated at fair value		86,832	(6,012)	—	80,820
– of which:
included in tier 1	m	411	—	—	411
included in tier 2	n, q	23,172	—	—	23,712
Derivatives		279,819	193	64	280,076
Debt securities in issue		65,915	(3,547)	662	63,030
Liabilities of disposal groups held for sale		2,790	—	—	2,790
Accruals, deferred income and other liabilities		41,501	1,810	495	43,806
Current tax liabilities		719	(26)	—	693
Liabilities under insurance contracts		75,273	(75,273)	—	—
Provisions		4,773	(18)	—	4,755
– of which: credit-related contingent liabilities and contractual commitments on IRB portfolios	h	267	—	—	267
Deferred tax liabilities		1,623	(981)	1	643
Subordinated liabilities		20,984	1	—	20,985
– of which:
included in tier 1	k, m	1,754	—	—	1,754
included in tier 2	n, o, q	18,652	—	—	18,652
Total liabilities at 31 Dec 2016		2,192,408	(83,304)	16,661	2,125,765
Called up share capital	a	10,096	—	—	10,096
Share premium account	a, k	12,619	—	—	12,619
Other equity instruments	j, k	17,110	—	—	17,110
Other reserves	c, g	(1,234)	1,735	—	501
Retained earnings	b, c	136,795	(9,442)	—	127,353
Total shareholders’ equity		175,386	(7,707)	—	167,679
Non-controlling interests	d, l, m, p	7,192	(1,004)	—	6,188
– of which: non-cumulative preference shares issued by subsidiaries included in tier 1 capital	m	260	—	—	260
Total equity at 31 Dec 2016		182,578	(8,711)	—	173,867
Total liabilities and equity at 31 Dec 2016		2,374,986	(92,015)	16,661	2,299,632

6	HSBC Holdings plc

Capital and RWAs
The main features of HSBC’s capital instruments are set out in the Annual Report and Accounts 2016. Information on those instruments classified as liabilities under IFRSs is included in

Note 28 Subordinated liabilities on pages 244 to 247. Information on those instruments classified as equity under IFRSs is included in Note 32 Called up share capital and other equity instruments on pages 253 to 255.

Own funds

Table 2: Own funds disclosure
			At 30 Jun 2017	CRD IV prescribed residual amount	Final CRD IV text
Ref*		Ref†	$m	$m	$m
	Common equity tier 1 (‘CET1’) capital: instruments and reserves
1	Capital instruments and the related share premium accounts		20,852		20,852
	– ordinary shares	a	20,852		20,852
2	Retained earnings	b	124,203		124,203
3	Accumulated other comprehensive income (and other reserves)	c	6,757		6,757
5	Minority interests (amount allowed in consolidated CET1)	d	4,496		4,496
5a	Independently reviewed interim net profits net of any foreseeable charge or dividend	b	3,718		3,718
6	Common equity tier 1 capital before regulatory adjustments		160,026		160,026
	Common equity tier 1 capital: regulatory adjustments
7	Additional value adjustments		(1,201)		(1,201)
8	Intangible assets (net of related deferred tax liability)	e	(16,114)		(16,114)
10	Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)	f	(1,476)		(1,476)
11	Fair value reserves related to gains or losses on cash flow hedges	g	55		55
12	Negative amounts resulting from the calculation of expected loss amounts	h	(3,426)		(3,426)
14	Gains or losses on liabilities valued at fair value resulting from changes in own credit standing		2,656		2,656
15	Defined-benefit pension fund assets	i	(5,513)		(5,513)
16	Direct and indirect holdings of own CET1 instruments		(40)		(40)
19	Direct, indirect and synthetic holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10% threshold and net of eligible short positions)		(6,058)		(6,058)
28	Total regulatory adjustments to common equity tier 1		(31,117)	—	(31,117)
29	Common equity tier 1 capital		128,909	—	128,909
	Additional tier 1 (‘AT1’) capital: instruments
30	Capital instruments and the related share premium accounts		14,979	—	14,979
31	– classified as equity under IFRSs	j	14,979	—	14,979
33	Amount of qualifying items and the related share premium accounts subject to phase out from AT1	k	6,621	(6,621)	—
34	Qualifying tier 1 capital included in consolidated AT1 capital (including minority interests not included in CET1) issued by subsidiaries and held by third parties	l, m	2,095	(1,917)	178
35	– of which: instruments issued by subsidiaries subject to phase out	m	1,584	(1,584)	—
36	Additional tier 1 capital before regulatory adjustments		23,695	(8,538)	15,157
	Additional tier 1 capital: regulatory adjustments
37	Direct and indirect holdings of own AT1 instruments		(60)		(60)
41b	Residual amounts deducted from AT1 capital with regard to deduction from tier 2 (‘T2’) capital during the transitional period		(50)	50	—
	– direct and indirect holdings by the institution of the T2 instruments and subordinated loans of financial sector entities where the institution has a significant investment in those entities		(50)	50	—
43	Total regulatory adjustments to additional tier 1 capital		(110)	50	(60)
44	Additional tier 1 capital		23,585	(8,488)	15,097
45	Tier 1 capital (T1 = CET1 + AT1)		152,494	(8,488)	144,006
	Tier 2 capital: instruments and provisions
46	Capital instruments and the related share premium accounts	n	16,849		16,849
47	Amount of qualifying items and the related share premium accounts subject to phase out from T2	o	4,746	(4,746)	—

HSBC Holdings plc	7

Pillar 3 Disclosures at 30 June 2017

Table 2: Own funds disclosure (continued)
			At 30 Jun 2017	CRD IV prescribed residual amount	Final CRD IV text
Ref*		Ref†	$m	$m	$m
48	Qualifying own funds instruments included in consolidated T2 capital (including minority interests and AT1 instruments not included in CET1 or AT1) issued by subsidiaries and held by third parties	p, q	10,290	(10,223)	67
49	– of which: instruments issued by subsidiaries subject to phase out	q	10,236	(10,236)	—
51	Tier 2 capital before regulatory adjustments		31,885	(14,969)	16,916
	Tier 2 capital: regulatory adjustments
52	Direct and indirect holdings of own T2 instruments		(40)		(40)
55	Direct and indirect holdings by the institution of the T2 instruments and subordinated loans of financial sector entities where the institution has a significant investment in those entities (net of eligible short positions)		(447)	(50)	(497)
57	Total regulatory adjustments to tier 2 capital		(487)	(50)	(537)
58	Tier 2 capital		31,398	(15,019)	16,379
59	Total capital (TC = T1 + T2)		183,892	(23,507)	160,385
60	Total risk-weighted assets		876,118	—	876,118
	Capital ratios and buffers
61	Common equity tier 1		14.7%		14.7%
62	Tier 1		17.4%		16.4%
63	Total capital		21.0%		18.3%
64	Institution specific buffer requirement		2.70%
65	– capital conservation buffer requirement		1.25%
66	– countercyclical buffer requirement		0.20%
67a	– Global Systemically Important Institution (‘G-SII’) buffer		1.25%
68	Common equity tier 1 available to meet buffers		8.6%
	Amounts below the threshold for deduction (before risk weighting)
72	Direct and indirect holdings of the capital of financial sector entities where the institution does not have a significant investment in those entities (amount below 10% threshold and net of eligible short positions)		4,213
73	Direct and indirect holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities (amount below 10% threshold and net of eligible short positions)		13,497
75	Deferred tax assets arising from temporary differences (amount below 10% threshold, net of related tax liability)		5,765
	Applicable caps on the inclusion of provisions in tier 2
77	Cap on inclusion of credit risk adjustments in T2 under standardised approach		2,267
79	Cap for inclusion of credit risk adjustments in T2 under IRB approach		3,015
	Capital instruments subject to phase out arrangements (only applicable between 1 Jan 2013 and 1 Jan 2022)
82	Current cap on AT1 instruments subject to phase out arrangements		8,652
83	Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities)		1,526
84	Current cap on T2 instruments subject to phase out arrangements		14,982
85	Amount excluded from T2 due to cap (excess over cap after redemptions and maturities)		6,056

*	The references identify the lines prescribed in the European Banking Authority (‘EBA’) template. Lines represented in this table are those lines which are applicable and where there is a value.

†	The references (a) – (q) identify balance sheet components on page 5 which are used in the calculation of regulatory capital.

8	HSBC Holdings plc

Leverage ratio
Our leverage ratio calculated in accordance with CRD IV was 5.7% at 30 June 2017, up from 5.4% at 31 December 2016. This was mainly due to increased capital.
In 2016, following recommendations from the Bank of England’s Financial Policy Committee (‘FPC’), a modification to exclude qualifying central bank balances from the leverage exposure measure was made.
In June 2017, the FPC recommended that the PRA increase the minimum requirement of the UK leverage ratio from 3% to 3.25%. This is intended to compensate for the reduction in the capital requirement resulting from the modification to the UK leverage exposure measure. This increase is expected to come into effect before the end of the year.
At 30 June 2017, our UK minimum leverage ratio requirement of 3% was supplemented by an additional leverage ratio buffer of 0.4% and a countercyclical leverage ratio buffer of 0.1%.

These additional buffers translate into capital values of $10.4bn and $3.2bn respectively. We comfortably exceeded these leverage requirements.
The risk of excessive leverage is managed as part of HSBC’s global risk appetite framework and monitored using a leverage ratio metric within our risk appetite statement (‘RAS’). The RAS articulates the aggregate level and types of risk that HSBC is willing to accept in its business activities in order to achieve its strategic business objectives. The RAS measures are monitored via the risk appetite profile report, which includes comparisons of actual performance against the risk appetite and tolerance thresholds assigned to each metric, to ensure that any excessive risk is highlighted, assessed and mitigated appropriately. The risk appetite profile report is presented monthly to the Risk Management Meeting of the Group Management Board (‘RMM’) and the Group Risk Committee (‘GRC’).

Table 3: Summary reconciliation of accounting assets and leverage ratio exposures
		At
		30 Jun	31 Dec
		2017	2016
Ref*		$bn	$bn
1	Total assets as per published financial statements	2,492.4	2,375.0
	Adjustments for:
2	– entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	(82.5)	(75.4)
4	– derivative financial instruments	(106.0)	(158.6)
5	– securities financing transactions (‘SFTs’)	12.5	10.1
6	– off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	239.9	223.1
7	– other	(23.3)	(19.8)
8	Total leverage ratio exposure	2,533.0	2,354.4

*	The references identify the lines prescribed in the EBA template. Lines represented in this table are those lines which are applicable and where there is a value.

Table 4: Leverage ratio common disclosure
		At
		30 Jun	31 Dec
		2017	2016
Ref*		$bn	$bn
	On-balance sheet exposures (excluding derivatives and SFTs)
1	On-balance sheet items (excluding derivatives, SFTs and fiduciary assets, but including collateral)	1,967.6	1,844.4
2	(Asset amounts deducted in determining tier 1 capital)	(33.8)	(34.4)
3	Total on-balance sheet exposures (excluding derivatives, SFTs and fiduciary assets)	1,933.8	1,810.0
	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	29.3	43.7
5	Add-on amounts for potential future exposure (‘PFE’) associated with all derivatives transactions (mark-to-market method)	120.5	110.2
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to IFRSs	5.1	5.9
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(26.0)	(30.6)
8	(Exempted central counterparty (‘CCP’) leg of client-cleared trade exposures)	(12.8)	(4.1)
9	Adjusted effective notional amount of written credit derivatives	167.5	216.4
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	(160.0)	(209.3)
11	Total derivative exposures	123.6	132.2
	Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sales accounting transactions	317.8	266.6
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(94.5)	(87.9)
14	Counterparty credit risk exposure for SFT assets	12.4	10.4
16	Total securities financing transaction exposures	235.7	189.1
	Other off-balance sheet exposures
17	Off-balance sheet exposures at gross notional amount	781.4	757.7
18	(Adjustments for conversion to credit equivalent amounts)	(541.5)	(534.6)
19	Total off-balance sheet exposures	239.9	223.1
	Capital and total exposures
20	Tier 1 capital	144.0	127.3
21	Total leverage ratio exposure	2,533.0	2,354.4
22	Leverage ratio (%)	5.7	5.4
EU-23	Choice of transitional arrangements for the definition of the capital measure	Fully phased in	Fully phased in

*	The references identify the lines prescribed in the EBA template. Lines represented in this table are those which are applicable and where there is a value.

HSBC Holdings plc	9

Pillar 3 Disclosures at 30 June 2017

Table 5: Leverage ratio – Split of on-balance sheet exposures (excluding derivatives, SFTs and exempted exposures)
		At
		30 Jun	31 Dec
		2017	2016
Ref*		$bn	$bn
EU-1	Total on-balance sheet exposures (excluding derivatives, SFTs, and exempted exposures)	1,967.6	1,844.4
EU-2	– trading book exposures	296.3	267.5
EU-3	– banking book exposures	1,671.3	1,576.9
	’banking book exposures’ comprises:
EU-4	covered bonds	1.4	1.1
EU-5	exposures treated as sovereigns	488.2	504.4
EU-6	exposures to regional governments, multilateral development banks (‘MDBs’), international organisations and public sector entities not treated as sovereigns	8.3	6.0
EU-7	institutions	78.0	67.6
EU-8	secured by mortgages of immovable properties	266.4	254.6
EU-9	retail exposures	85.0	84.6
EU-10	corporate	555.1	532.4
EU-11	exposures in default	11.3	12.4
EU-12	other exposures (e.g. equity, securitisations and other non-credit obligation assets)	177.6	113.8

*	The references identify the lines prescribed in the EBA template. Lines represented in this table are those lines which are applicable and where there is a value.

10	HSBC Holdings plc

Capital buffers
The geographical breakdown and institution specific countercyclical capital buffer disclosure is published annually on the HSBC website, www.hsbc.com. Our G-SIB Indicators Disclosure is published annually on the HSBC website, www.hsbc.com.

Pillar 1 minimum capital requirements and RWA flow
Pillar 1 covers the minimum capital resource requirements for credit risk, counterparty credit risk (‘CCR’), equity, securitisation, market risk and operational risk. These requirements are expressed in terms of RWAs.

Risk category	Scope of permissible approaches	Approach adopted by HSBC
Credit risk
The Basel Committee’s framework applies three approaches of increasing sophistication to the calculation of Pillar 1 credit risk capital requirements. The most basic level, the standardised approach, requires banks to use external credit ratings to determine the risk weightings applied to rated counterparties. Other counterparties are grouped into broad categories and standardised risk weightings are applied to these categories. The next level, the foundation IRB (‘FIRB’) approach, allows banks to calculate their credit risk capital requirements on the basis of their internal assessment of a counterparty’s probability of default (‘PD’), but subjects their quantified estimates of EAD and loss given default (‘LGD’) to standard supervisory parameters. Finally, the advanced IRB (‘AIRB’) approach allows banks to use their own internal assessment in both determining PD and quantifying EAD and LGD.

For consolidated Group reporting, we have adopted the advanced IRB approach for the majority of our business.
Some portfolios remain on the standardised or foundation IRB approaches:
•
pending the issuance of local regulations or model approval;
•
following supervisory prescription of a non-advanced approach; or
•
under exemptions from IRB treatment.

Counterparty credit risk
Four approaches to calculating CCR and determining exposure values are defined by the Basel Committee: mark-to-market, original exposure, standardised and Internal Model Method (‘IMM’). These exposure values are used to determine capital requirements under one of the credit risk approaches: standardised, foundation IRB or advanced IRB.

We use the mark-to-market and IMM approaches for CCR. Details of the IMM permission we have received from the PRA can be found in the Financial Services Register on the PRA website. Our aim is to increase the proportion of positions on IMM over time.

Equity	For the non-trading book, equity exposures can be assessed under standardised or IRB approaches.	For Group reporting purposes, all non-trading book equity exposures are treated under the standardised approach.
Securitisation
Basel specifies two approaches for calculating credit risk requirements for securitisation positions in non-trading books: the standardised approach and the IRB approach, which incorporates the Ratings Based Method (‘RBM’), the Internal Assessment Approach (‘IAA’) and the Supervisory Formula Method (‘SFM’). Securitisation positions in the trading book are treated within the market risk framework, using the CRD IV standard rules.

For the majority of the non-trading book securitisation positions we use the IRB approach, and within this principally the RBM, with lesser amounts on the IAA and the SFM. We also use the standardised approach for an immaterial amount of non-trading book positions. We follow the CRD IV standard rules for the securitisation positions in the trading book.

Market risk
Market risk capital requirements can be determined under either the standard rules or the Internal Models Approach (‘IMA’). The latter involves the use of internal value at risk (‘VaR’) models to measure market risks and determine the appropriate capital requirement.
In addition to the VaR models, other internal models include Stressed VaR (‘SVaR’), Incremental Risk Charge (‘IRC’) and Comprehensive Risk Measure.

The market risk capital requirement is measured using internal market risk models, where approved by the PRA, or under the standard rules. Our internal market risk models comprise VaR, stressed VaR and IRC. Non-proprietary details of the scope of our IMA permission are available in the Financial Services Register on the PRA website. We are in compliance with the requirements set out in Articles 104 and 105 of the Capital Requirements Regulation.

Operational risk	The Basel Committee allows firms to calculate their operational risk capital requirement under the basic indicator approach, the standardised approach or the advanced measurement approach.	We currently use the standardised approach in determining our operational risk capital requirement. We have in place an operational risk model that is used for economic capital calculation purposes.

HSBC Holdings plc	11

Pillar 3 Disclosures at 30 June 2017

Table 6: Overview of RWAs
		At
		30 Jun	31 Mar	30 Jun
		2017	2017	2017
		RWAs	RWAs	Capital[1] requirements
		$bn	$bn	$bn
1	Credit risk (excluding counterparty credit risk)	601.9	592.8	48.2
2	– standardised approach	130.2	122.5	10.4
3	– foundation IRB approach	26.9	26.0	2.2
4	– advanced IRB approach	444.8	444.3	35.6
6	Counterparty credit risk	61.5	61.2	4.9
7	– mark-to-market	36.7	36.3	2.9
10	– internal model method	10.0	9.9	0.8
11	– risk exposure amount for contributions to the default fund of a central counterparty	0.7	0.7	0.1
12	– credit valuation adjustment	14.1	14.3	1.1
13	Settlement risk	0.3	0.2	—
14	Securitisation exposures in the non-trading book	22.7	21.3	1.8
15	– IRB ratings based method	19.7	18.5	1.6
16	– IRB supervisory formula method	0.2	0.2	—
17	– IRB internal assessment approach	1.6	1.5	0.1
18	– standardised approach	1.2	1.1	0.1
19	Market risk	43.6	38.9	3.5
20	– standardised approach	3.8	4.8	0.3
21	– internal models approach	39.8	34.1	3.2
23	Operational risk	98.0	98.0	7.9
25	– standardised approach	98.0	98.0	7.9
27	Amounts below the thresholds for deduction (subject to 250% risk weight)	48.1	45.5	3.8
29	Total	876.1	857.9	70.1

1	‘Capital requirements’ here and in all tables where the term is used, represents the Pillar 1 capital charge at 8% of RWAs.

Credit Risk, including amounts below the thresholds for deduction
RWAs increased by $11.8bn in the second quarter of the year, including an increase of $10.6bn due to foreign currency translation differences. The increase of $1.2bn (excluding foreign exchange translation) was mainly due to an increase in asset size of $10.5bn driven by corporate lending growth in Asia and Europe, partly offset by reductions due to management initiatives to reduce RWAs.
Counterparty credit risk
The $0.3bn increase in RWAs is primarily due to an increase in asset size of $1.7bn, partly offset by RWA initiatives of $1.6bn.

Securitisation in non-trading book
The $1.4bn RWA increase in the second quarter of the year, arises predominantly from new securitisation positions.
Market risk
RWAs increased by $4.7bn, driven by a $5.4bn increase in risk levels, partly offset by RWA initiatives of $0.7bn.

Table 7: RWA flow statements of credit risk exposures under the IRB approach[1,2]
		Three months to
		30 Jun	31 Mar	30 Jun
		2017	2017	2017
		RWAs	RWAs	Capital requirements
		$bn	$bn	$bn
1	RWAs at the beginning of the period	470.3	468.5	37.6
2	Asset size	0.7	2.0	0.1
3	Asset quality	(4.1)	—	(0.3)
4	Model updates	0.7	—	0.1
5	Methodology and policy	(2.5)	1.2	(0.2)
6	Acquisitions and disposals	(1.5)	(5.7)	(0.1)
7	Foreign exchange movements	8.1	4.3	0.6
9	RWAs at the end of the period	471.7	470.3	37.8

1	This table includes RWA initiatives of $12.1bn allocated across the RWA flow layers to which they relate.

2	Securitisation positions are not included in this table.

12	HSBC Holdings plc

RWAs under the IRB approach increased by $1.4bn in the second quarter of the year, including an increase of $8.1bn due to foreign currency translation differences.
The $6.7bn decrease in RWAs excluding foreign currency translation includes the following movements:

•	$4.1bn as a result of improvements in asset quality and lending growth in lower risk portfolios.

•	$2.5bn in methodology and policy movements mainly as a result of management initiatives.

Table 8: RWA flow statements of CCR exposures under the IMM[1]
		Three months to
		30 Jun	31 Mar	30 Jun
		2017	2017	2017
		RWAs	RWAs	Capital requirements
		$bn	$bn	$bn
1	RWAs at the beginning of the period	14.3	14.4	1.1
2	Asset size	0.7	(0.4)	0.1
3	Asset quality	(0.2)	(0.2)	—
4	Model updates	—	1.0	—
5	Methodology and policy	(0.7)	(0.5)	(0.1)
9	RWAs at the end of the period	14.1	14.3	1.1

1	This table includes RWA initiatives of $0.9bn allocated across the RWA flow layers to which they relate.
The $0.2bn decrease in counterparty credit risk RWAs under the IMM during the second quarter of the year is driven by RWA initiatives of $0.9bn, partially offset by an increase in asset size of $0.7bn.

Table 9: RWA flow statements of market risk exposures under the IMA[1]
		VaR	Stressed VaR	IRC	Other	Total RWAs[1]	Total capital requirements
		$bn	$bn	$bn	$bn	$bn	$bn
1	RWAs at 1 Apr 2017	9.5	12.3	10.1	2.2	34.1	2.7
2	Movement in risk levels	0.4	1.9	1.7	2.5	6.5	0.5
3	Model updates/changes	(1.6)	(0.2)	—	—	(1.8)	(0.1)
4	Methodology and policy	0.5	0.5	—	—	1.0	0.1
8	RWAs at 30 Jun 2017	8.8	14.5	11.8	4.7	39.8	3.2

1	RWAs at 1 Jan 2017	8.7	15.8	9.5	2.5	36.5	2.9
2	Movement in risk levels	0.8	(3.5)	0.6	(0.3)	(2.4)	(0.2)
3	Model updates/changes	—	—	—	—	—	—
4	Methodology and policy	—	—	—	—	—	—
8	RWAs at 31 Mar 2017	9.5	12.3	10.1	2.2	34.1	2.7

1	This table includes RWA initiatives of $0.7bn allocated across the RWA flow layers to which they relate.
The $5.7bn increase in RWAs during the second quarter of the year is driven by movements in risk levels of $6.5bn and a methodology update to VaR multipliers of $1bn, partially offset by a $1.8bn reduction as a result of model updates.

HSBC Holdings plc	13

Pillar 3 Disclosures at 30 June 2017

Credit risk
Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. It arises principally from direct lending, trade finance and leasing business, but also from other products, such as guarantees and credit derivatives and from holding assets in the form of debt securities. Credit risk represents our largest regulatory capital requirement. There have been no material changes to our policies and practices, which are described in the Capital and Risk Management Pillar 3 Disclosures 2016.
Credit quality of assets
We are a universal bank with a conservative approach to credit risk. This is reflected in our credit risk profile being diversified across a number of asset classes and geographies with a credit quality profile concentrated in the higher quality bands.

Table 10: Credit quality of assets
		At
		30 Jun 2017				31 Dec 2016
		Gross carrying values of		Allowances/ impairments	Net values (a+b-c)	Gross carrying values of		Allowances/impairments	Net values (a+b-c)
		Defaulted exposures	Non-defaulted exposures			Defaulted exposures	Non- defaulted exposures
		$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
1	Loans	16.6	1,198.9	8.0	1,207.5	17.9	1,067.8	8.3	1,077.4
2	Debt securities	—	279.6	—	279.6	—	377.4	—	377.4
3	Off-balance sheet exposures	1.9	743.8	0.2	745.5	1.5	735.0	0.3	736.2
4	Total	18.5	2,222.3	8.2	2,232.6	19.4	2,180.2	8.6	2,191.0
Defaulted exposures
The accounting definition of impaired and the regulatory definition of default are generally aligned. For particular retail exposures regulatory default is identified at 180 days past due, while the exposures are identified as impaired at 90 days past due. In the retail portfolio in the US, for accounting purposes, a renegotiation would normally trigger identification as ‘impaired’, whereas for regulatory purposes, default is identified mainly based on the 180 days past due criterion.

Table 11: Changes in stock of defaulted loans and debt securities
			6 months to	12 months to
			30 Jun	31 Dec
			2017	2016
		Footnote	$bn	$bn
1	Defaulted loans and debt securities at the beginning of the period		17.9	22.7
2	Loans and debt securities that have defaulted since the last reporting period		3.2	8.6
3	Returned to non-defaulted status		(1.2)	(1.5)
4	Amounts written off		(1.1)	(2.8)
5	Other changes	1	(0.1)	(5.1)
7	Repayments		(2.1)	(4.0)
6	Defaulted loans and debt securities at the end of the period		16.6	17.9

1	Other changes include foreign exchange and assets held for sale in default.
Risk mitigation
Our approach when granting credit facilities is to do so on the basis of capacity to repay, rather than placing primary reliance on credit risk mitigants. Depending on a customer’s standing and the type of product, facilities may be provided unsecured. Mitigation of credit risk is a key aspect of effective risk management and takes many forms.
Our general policy is to promote the use of credit risk mitigation, justified by commercial prudence and capital efficiency. Specifically, detailed policies cover the acceptability, structuring and terms with regard to the availability of credit risk mitigation; for example, in the form of collateral security.

These policies, together with the setting of suitable valuation parameters, are subject to regular review to ensure that they are supported by empirical evidence and continue to fulfil their intended purpose.

14	HSBC Holdings plc

Table 12: Standardised approach – credit conversion factor (‘CCF’) and credit risk mitigation (‘CRM’) effects
		Exposures before CCF and CRM		Exposures post-CCF and CRM		RWAs and RWA density
		On-balance sheet amount	Off-balance sheet amount	On-balance sheet amount	Off-balance sheet amount	RWAs	RWA density
		$bn	$bn	$bn	$bn	$bn	%
	Asset classes[1]
1	Central governments or central banks	170.3	0.9	174.5	0.8	14.8	8
2	Regional governments or local authorities	2.6	0.3	2.6	—	0.9	33
3	Public sector entities	0.1	0.1	0.1	—	0.1	100
4	Multilateral development banks	0.2	—	0.2	—	—	7
5	International organisations	2.2	—	2.2	—	—	—
6	Institutions	2.6	—	2.4	—	1.1	48
7	Corporates	90.7	78.7	74.9	12.1	81.6	94
8	Retail	23.0	45.7	21.7	0.4	16.3	74
9	Secured by mortgages on immovable property	26.6	1.0	26.6	0.2	9.7	36
10	Exposures in default	3.4	0.3	3.3	0.1	4.3	128
11	Higher-risk categories	2.4	1.8	2.4	1.7	6.2	150
14	Collective investment undertakings	0.6	—	0.6	—	0.6	100
15	Equity	16.2	—	16.2	—	36.4	224
16	Other items	13.0	—	13.0	—	6.3	49
17	Total at 30 Jun 2017	353.9	128.8	340.7	15.3	178.3	50

1	Central governments or central banks	161.9	1.5	166.2	1.1	14.7	9
2	Regional governments or local authorities	2.9	0.3	2.9	—	0.9	32
3	Public sector entities	—	—	—	—	—	—
4	Multilateral development banks	0.2	—	0.2	—	—	5
5	International organisations	2.7	—	2.7	—	—	—
6	Institutions	2.2	—	2.1	—	1.0	46
7	Corporates	80.2	79.9	66.3	12.1	75.0	96
8	Retail	22.7	44.2	21.6	0.4	16.3	74
9	Secured by mortgages on immovable property	25.5	0.8	25.5	0.2	9.3	36
10	Exposures in default	3.2	0.4	3.2	0.1	4.3	130
11	Higher-risk categories	2.1	1.4	2.1	1.3	5.1	150
14	Collective investment undertakings	0.5	—	0.5	—	0.5	100
15	Equity	15.2	—	15.2	—	33.6	221
16	Other items	9.5	—	9.5	—	4.7	50
17	Total at 31 Dec 2016	328.8	128.5	318.0	15.2	165.4	50

1	Securitisation positions are not included in this table.

HSBC Holdings plc	15

Pillar 3 Disclosures at 30 June 2017

Table 13: Standardised approach – exposures by asset classes and risk weights
	Risk weight (‘RW’)	0%	2%	20%	35%	50%	70%	75%	100%	150%	250%	Deducted	Total credit exposure amount (post-CCF and post-CRM)	of which unrated
		$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
	Asset classes[1]
1	Central governments or central banks	169.2	—	—	—	0.1	—	—	0.2	—	5.8	—	175.3	5.8
2	Regional governments or local authorities	—	—	1.7	—	0.7	—	—	0.2	—	—	—	2.6	1.4
3	Public sector entities	—	—	—	—	—	—	—	0.1	—	—	—	0.1	—
4	Multilateral development banks	0.1	—	0.1	—	—	—	—	—	—	—	—	0.2	0.2
5	International organisations	2.2	—	—	—	—	—	—	—	—	—	—	2.2	—
6	Institutions	—	0.1	0.4	—	1.6	—	—	0.3	—	—	—	2.4	0.3
7	Corporates	—	—	3.7	0.2	4.0	0.1	—	78.5	0.5	—	—	87.0	72.5
8	Retail	—	—	—	—	—	—	22.1	—	—	—	—	22.1	22.1
9	Secured by mortgages on immovable property	—	—	—	26.2	—	—	—	0.6	—	—	—	26.8	26.8
10	Exposures in default	—	—	—	—	—	—	—	1.4	2.0	—	—	3.4	3.4
11	Higher-risk categories	—	—	—	—	—	—	—	—	4.1	—	—	4.1	4.1
14	Collective investment undertakings	—	—	—	—	—	—	—	0.6	—	—	—	0.6	0.6
15	Equity	—	—	—	—	—	—	—	2.8	—	13.4	—	16.2	16.2
16	Other items	1.0	—	7.1	—	—	—	—	4.9	—	—	—	13.0	13.0
17	Total at 30 Jun 2017	172.5	0.1	13.0	26.4	6.4	0.1	22.1	89.6	6.6	19.2	—	356.0	166.4

1	Central governments or central banks	160.4	—	0.8	—	0.3	—	—	0.2	—	5.6	—	167.3	5.7
2	Regional governments or local authorities	0.2	—	1.8	—	0.7	—	—	0.2	—	—	—	2.9	0.3
3	Public sector entities	—	—	—	—	—	—	—	—	—	—	—	—	—
4	Multilateral development banks	0.1	—	0.1	—	—	—	—	—	—	—	—	0.2	0.2
5	International organisations	2.7	—		—	—	—	—	—	—	—	—	2.7	—
6	Institutions	—	0.1	0.8	—	0.7	—	—	0.5	—	—	—	2.1	0.3
7	Corporates	—	—	2.1	0.2	2.7	0.1	—	72.6	0.7	—	—	78.4	67.9
8	Retail	—	—	—	—	—	—	22.0	—	—	—	—	22.0	22.0
9	Secured by mortgages on immovable property	—	—	—	25.2	—	—	—	0.5	—	—	—	25.7	25.7
10	Exposures in default	—	—	—	—	—	—	—	1.3	2.0	—	—	3.3	3.3
11	Higher-risk categories	—	—	—	—	—	—	—	—	3.4	—	—	3.4	3.4
14	Collective investment undertakings	—	—	—	—	—	—	—	0.5	—	—	—	0.5	0.5
15	Equity	—	—	—	—	—	—	—	2.9	—	12.3	—	15.2	15.2
16	Other items	0.7	—	5.1	—	—	—	—	3.7	—	—	—	9.5	9.5
17	Total at 31 Dec 2016	164.1	0.1	10.7	25.4	4.4	0.1	22.0	82.4	6.1	17.9	—	333.2	154.0

1	Securitisation positions are not included in this table.

16	HSBC Holdings plc

Table 14: IRB – Credit risk exposures by portfolio and PD range[1]
	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Average CCF	EAD post-CRM and post-CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWAs	RWA density	Expected loss	Value adjustments and provisions
PD scale	$bn	$bn	%	$bn	%		%	years	$bn	%	$bn	$bn
AIRB – Central government and central banks
0.00 to <0.15	304.1	2.6	51.8	305.5	0.02	356	42.6	2.03	25.0	8	—
0.15 to <0.25	2.4	—	78.2	2.5	0.22	12	42.9	1.82	1.0	40	—
0.25 to <0.50	2.4	—	39.9	2.4	0.37	16	45.0	1.29	1.2	50	—
0.50 to <0.75	0.6	—	0.3	0.6	0.63	8	45.0	1.43	0.4	67	—
0.75 to <2.50	3.9	0.1	27.7	3.8	1.44	27	45.0	1.32	3.5	92	—
2.50 to <10.00	1.8	—	40.9	1.8	3.06	11	45.0	1.02	2.2	122	—
10.00 to <100.00	—	0.2	—	—	10.00	2	50.0	1.00	—	—	—
100.00 (Default)	—	—	—	—	—	—	—	—	—	—	—
Sub-total	315.2	2.9	49.7	316.6	0.06	432	42.7	2.01	33.3	11	—	—

AIRB – Institutions
0.00 to <0.15	71.8	9.7	46.4	76.3	0.05	2,635	40.1	1.42	11.7	15	—
0.15 to <0.25	3.5	1.4	47.2	4.2	0.22	418	45.7	1.03	1.7	40	—
0.25 to <0.50	3.0	0.3	28.8	3.1	0.37	276	45.5	0.77	1.8	58	—
0.50 to <0.75	1.2	0.4	39.8	1.4	0.63	155	45.3	0.85	1.0	71	—
0.75 to <2.50	1.5	0.8	65.0	2.0	1.02	323	45.4	1.01	1.8	90	—
2.50 to <10.00	—	—	65.8	—	4.80	48	54.2	0.90	0.1	—	—
10.00 to <100.00	0.1	0.2	17.9	0.1	17.40	45	48.7	0.98	0.3	300	—
100.00 (Default)	—	—	—	—	100.00	2	45.0	2.50	—	—	—
Sub-total	81.1	12.8	46.7	87.1	0.13	3,902	40.8	1.36	18.4	21	—	—

AIRB – Corporate – Specialised Lending (excluding Slotting)[2]
0.00 to <0.15	0.7	1.4	40.4	1.4	0.11	393	25.8	2.71	0.3	21	—
0.15 to <0.25	2.3	0.3	47.5	2.3	0.22	569	30.9	3.54	0.9	39	—
0.25 to <0.50	0.8	0.3	47.8	1.0	0.37	312	31.7	3.87	0.5	50	—
0.50 to <0.75	0.9	0.1	49.3	1.0	0.63	271	22.2	4.08	0.5	50	—
0.75 to <2.50	1.5	0.7	46.4	1.8	1.33	461	30.2	3.09	1.3	72	—
2.50 to <10.00	0.3	—	33.6	0.3	5.71	136	23.0	4.27	0.3	100	—
10.00 to <100.00	0.6	0.2	44.7	0.6	20.87	176	22.0	2.15	0.7	117	—
100.00 (Default)	0.2	0.1	64.8	0.2	100.00	108	42.1	3.20	0.3	150	0.1
Sub-total	7.3	3.1	44.2	8.6	4.88	2,426	28.4	3.32	4.8	56	0.1	0.1

AIRB – Corporate – Other
0.00 to <0.15	95.4	144.9	38.3	182.1	0.08	9,941	39.0	2.24	40.6	22	0.1
0.15 to <0.25	43.1	57.2	36.8	71.3	0.22	9,339	39.6	2.00	27.8	39	0.1
0.25 to <0.50	46.3	48.5	35.4	70.5	0.37	10,100	39.2	2.06	35.1	50	0.1
0.50 to <0.75	39.8	38.0	34.0	51.0	0.63	9,253	38.2	1.97	31.1	61	0.1
0.75 to <2.50	134.0	95.1	32.6	135.0	1.36	42,719	37.1	1.96	106.5	79	0.7
2.50 to <10.00	33.1	26.7	34.3	31.0	4.28	11,536	38.7	1.95	36.4	117	0.5
10.00 to <100.00	4.7	3.6	40.4	4.8	19.13	2,182	38.3	1.90	8.2	171	0.3
100.00 (Default)	5.3	1.1	43.0	5.8	100.00	2,320	46.1	2.14	5.9	102	2.3
Sub-total	401.7	415.1	36.1	551.5	1.94	97,390	38.6	2.07	291.6	53	4.2	3.3

Wholesale AIRB – Total at 30 Jun 2017[3]	861.5	433.9	36.5	1,020.0	1.19	104,150	40.1	2.00	360.8	35	4.3	3.4

HSBC Holdings plc	17

Pillar 3 Disclosures at 30 June 2017

Table 14: IRB – Credit risk exposures by portfolio and PD range (continued)[1]
	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Average CCF	EAD post-CRM and post-CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWAs	RWA density	Expected loss	Value adjustments and provisions
PD scale	$bn	$bn	%	$bn	%		%	years	$bn	%	$bn	$bn
AIRB – Secured by mortgages on immovable property SME
0.00 to <0.15	0.3	0.1	100.0	0.4	0.07	1,243	10.6	—	—	—	—
0.15 to <0.25	0.1	—	100.0	0.1	0.17	166	16.7	—	—	—	—
0.25 to <0.50	0.2	—	72.3	0.2	0.32	966	16.0	—	—	—	—
0.50 to <0.75	0.1	—	100.0	0.1	0.62	521	26.0	—	—	—	—
0.75 to <2.50	0.3	—	96.4	0.3	1.61	1,705	27.6	—	0.2	33	—
2.50 to <10.00	0.4	—	101.7	0.4	5.15	1,952	24.2	—	0.1	25	—
10.00 to <100.00	0.1	—	80.2	0.1	16.65	367	26.6	—	—	—	—
100.00 (Default)	—	—	99.4	—	100.00	120	24.3	—	—	—	—
Sub-total	1.5	0.1	98.4	1.6	3.92	7,040	20.8	—	0.3	19	—	—

AIRB – Secured by mortgages on immovable property non-SME
0.00 to <0.15	148.0	13.4	92.5	163.8	0.06	915,452	14.3	—	8.8	5	—
0.15 to <0.25	25.4	1.2	81.6	26.6	0.21	105,077	16.3	—	2.8	11	—
0.25 to <0.50	22.9	2.5	44.2	24.1	0.37	104,912	18.3	—	4.0	17	—
0.50 to <0.75	11.7	0.3	100.3	12.1	0.61	52,845	15.8	—	2.1	17	—
0.75 to <2.50	22.3	1.2	63.3	23.1	1.33	104,933	17.8	—	6.8	29	0.1
2.50 to <10.00	6.1	0.2	93.7	6.3	4.76	29,784	13.9	—	3.0	48	—
10.00 to <100.00	2.0	0.1	98.6	2.1	25.85	22,083	22.4	—	3.0	143	0.1
100.00 (Default)	3.2	—	64.8	3.2	100.00	27,716	33.7	—	1.5	47	1.1
Sub-total	241.6	18.9	83.8	261.3	1.77	1,362,802	15.6	—	32.0	12	1.3	0.4

AIRB – Qualifying revolving retail exposures
0.00 to <0.15	4.7	66.8	47.2	36.2	0.07	12,980,596	93.6	—	1.6	4	—
0.15 to <0.25	1.3	12.6	43.8	6.7	0.21	2,233,716	94.7	—	0.7	10	—
0.25 to <0.50	2.1	9.5	43.0	6.1	0.37	1,808,489	93.4	—	1.1	18	—
0.50 to <0.75	1.9	4.0	49.9	3.8	0.60	1,090,090	93.5	—	1.0	26	—
0.75 to <2.50	5.4	6.7	48.2	8.6	1.39	2,120,633	91.5	—	4.1	48	0.1
2.50 to <10.00	2.9	1.5	59.3	3.7	4.81	756,679	90.0	—	4.2	114	0.2
10.00 to <100.00	0.8	0.3	56.0	0.9	29.47	271,805	91.8	—	2.0	222	0.4
100.00 (Default)	0.1	—	6.8	0.1	100.00	31,687	82.7	—	0.1	100	—
Sub-total	19.2	101.4	46.7	66.1	1.12	21,293,695	93.2	—	14.8	22	0.7	0.3

AIRB – Other SME
0.00 to <0.15	0.1	0.1	42.4	0.2	0.09	91,261	56.5	—	—	—	—
0.15 to <0.25	0.2	0.2	50.3	0.2	0.22	70,839	60.5	—	0.1	50	—
0.25 to <0.50	0.3	0.4	50.9	0.5	0.38	131,336	62.3	—	0.2	40	—
0.50 to <0.75	0.4	0.6	69.0	0.9	0.63	165,665	58.7	—	0.3	33	—
0.75 to <2.50	2.1	1.3	62.0	2.9	1.58	404,217	58.7	—	1.5	55	—
2.50 to <10.00	2.5	0.7	78.8	3.1	4.83	204,675	53.4	—	2.0	65	0.1
10.00 to <100.00	0.5	0.2	51.5	0.6	17.82	84,419	70.4	—	0.7	117	0.1
100.00 (Default)	0.6	0.1	95.5	0.7	100.00	19,812	39.1	—	—	—	0.4
Sub-total	6.7	3.6	63.9	9.1	10.64	1,172,224	56.4	—	4.8	53	0.6	0.3

AIRB – Other non-SME
0.00 to <0.15	9.0	6.4	33.8	11.7	0.07	445,575	21.5	—	0.7	6	—
0.15 to <0.25	6.1	3.4	35.5	7.7	0.21	358,094	29.0	—	1.1	14	—
0.25 to <0.50	5.7	2.4	28.6	6.6	0.37	313,570	30.8	—	1.4	21	—
0.50 to <0.75	4.2	1.4	28.6	4.7	0.60	173,653	27.1	—	1.1	23	—
0.75 to <2.50	9.0	0.8	26.9	9.4	1.38	337,011	25.0	—	3.0	33	—
2.50 to <10.00	2.6	1.0	23.7	2.9	4.32	192,322	35.1	—	1.7	59	—
10.00 to <100.00	0.5	—	9.8	0.5	24.30	75,477	47.1	—	0.6	120	0.1
100.00 (Default)	0.3	0.1	5.0	0.3	100.00	54,536	43.3	—	0.1	33	0.2
Sub-total	37.4	15.5	31.6	43.8	1.85	1,950,238	27.0	—	9.7	22	0.3	0.2

Retail AIRB – Total at 30 Jun 2017	306.4	139.5	50.5	381.9	1.89	25,785,999	31.3	—	61.6	16	2.9	1.2

18	HSBC Holdings plc

Table 14: IRB – Credit risk exposures by portfolio and PD range (continued)[1]
	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Average CCF	EAD post-CRM and post-CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWAs	RWA density	Expected loss	Value adjustments and provisions
PD scale	$bn	$bn	%	$bn	%		%	years	$bn	%	$bn	$bn
FIRB – Central government and central banks
0.00 to <0.15	—	—	—	0.1	0.03	1	45.0	5.00	—	—	—
0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	—
0.25 to <0.50	—	—	—	—	—	—	—	—	—	—	—
0.50 to <0.75	—	—	—	—	—	—	—	—	—	—	—
0.75 to <2.50	—	—	—	—	—	—	—	—	—	—	—
2.50 to <10.00	—	—	—	—	—	—	—	—	—	—	—
10.00 to <100.00	—	—	—	—	—	—	—	—	—	—	—
100.00 (Default)	—	—	—	—	—	—	—	—	—	—	—
Sub-total	—	—	—	0.1	0.03	1	45.0	5.00	—	—	—	—

FIRB – Institutions
0.00 to <0.15	—	—	49.3	0.2	0.08	—	45.0	1.95	—	—	—
0.15 to <0.25	0.2	—	75.1	0.1	0.22	—	45.0	1.54	0.1	100	—
0.25 to <0.50	—	—	—	—	—	—	—	—	—	—	—
0.50 to <0.75	—	—	—	—	—	—	—	—	—	—	—
0.75 to <2.50	—	—	—	—	—	—	—	—	—	—	—
2.50 to <10.00	—	—	—	—	—	—	—	—	—	—	—
10.00 to <100.00	—	—	—	—	—	—	—	—	—	—	—
100.00 (Default)	—	—	—	—	—	—	—	—	—	—	—
Sub-total	0.2	—	50.6	0.3	0.16	—	45.0	1.73	0.1	33	—	—

FIRB – Corporate – Other
0.00 to <0.15	8.8	13.4	41.4	14.3	0.08	1,148	44.9	2.29	3.7	26	—
0.15 to <0.25	3.3	5.7	43.5	5.8	0.22	1,272	44.5	2.10	2.6	45	—
0.25 to <0.50	4.5	5.9	35.6	6.5	0.37	1,391	44.2	1.85	3.6	55	—
0.50 to <0.75	2.8	4.4	27.5	4.0	0.63	1,024	42.9	2.06	2.8	70	—
0.75 to <2.50	8.4	8.4	27.0	10.4	1.34	3,196	43.1	1.69	9.3	89	0.1
2.50 to <10.00	2.6	1.8	29.7	3.0	4.61	825	43.2	1.97	4.2	140	0.1
10.00 to <100.00	0.3	0.3	31.1	0.4	18.69	182	42.4	1.17	0.6	150	—
100.00 (Default)	0.5	0.1	23.3	0.6	100.00	286	44.8	1.13	—	—	0.2
Sub-total	31.2	40.0	35.6	45.0	2.16	9,324	44.0	2.00	26.8	60	0.4	0.4

FIRB – Total at 30 Jun 2017	31.4	40.0	35.7	45.4	2.15	9,325	44.0	2.00	26.9	59	0.4	0.4

1	Securitisation positions are not included in this table.

2	Slotting exposures are disclosed in Table 16: Specialised lending.

3	The Wholesale AIRB Total includes Non-credit obligation assets (‘NCOA’) amounting to $56.2bn of Original exposure and EAD, and $12.7bn of RWAs.

HSBC Holdings plc	19

Pillar 3 Disclosures at 30 June 2017

Table 14: IRB – Credit risk exposures by portfolio and PD range (continued)[1]
	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Average CCF	EAD post-CRM and post-CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWAs	RWA density	Expected loss	Value adjustments and provisions
PD scale	$bn	$bn	%	$bn	%		%	years	$bn	%	$bn	$bn
AIRB – Central government and central banks
0.00 to <0.15	326.6	1.9	60.5	327.7	0.02	417	42.9	2.05	26.0	8	—
0.15 to <0.25	2.2	—	27.5	2.3	0.22	19	43.9	1.48	0.8	37	—
0.25 to <0.50	2.0	—	42.3	2.0	0.37	33	43.5	1.36	0.9	49	—
0.50 to <0.75	0.5	—	50.1	0.5	0.63	15	45.0	1.49	0.4	69	—
0.75 to <2.50	3.7	0.1	26.7	3.7	1.35	35	45.0	1.27	3.4	91	—
2.50 to <10.00	3.2	—	76.5	3.2	3.49	20	45.0	1.07	3.9	123	0.1
10.00 to <100.00	—	—	50.2	—	10.00	4	47.0	0.55	—	189	—
100.00 (Default)	—	—	—	—	100.00	11	88.0	5.00	—	—	—
Sub-total	338.2	2.0	59.1	339.4	0.07	554	43.0	2.02	35.4	10	0.1

AIRB – Institutions
0.00 to <0.15	62.5	16.3	30.5	67.7	0.05	2,772	40.2	1.34	10.2	15	—
0.15 to <0.25	2.0	2.0	26.4	2.5	0.22	384	44.7	0.72	0.9	37	—
0.25 to <0.50	2.5	0.6	30.9	2.7	0.37	278	44.9	0.69	1.5	54	—
0.50 to <0.75	0.8	0.2	53.1	0.9	0.63	175	44.7	1.15	0.7	73	—
0.75 to <2.50	1.8	1.1	28.8	1.9	1.11	270	42.2	0.98	1.6	83	—
2.50 to <10.00	—	—	21.7	—	4.37	57	41.7	0.37	—	161	—
10.00 to <100.00	—	0.2	17.4	—	26.64	44	53.2	1.53	0.1	307	—
100.00 (Default)	—	—	—	—	100.00	5	45.0	2.54	—	295	—
Sub-total	69.6	20.4	30.1	75.7	0.12	3,985	40.6	1.29	15	20	—

AIRB – Corporate – Specialised Lending (excluding Slotting)[2]
0.00 to <0.15	0.9	0.4	62.7	1.2	0.13	614	26.5	3.43	0.3	27	—
0.15 to <0.25	0.9	0.3	45.5	1.0	0.22	659	25.4	3.85	0.4	36	—
0.25 to <0.50	0.4	0.1	58.4	0.4	0.37	296	30.7	3.73	0.2	52	—
0.50 to <0.75	0.4	0.1	31.0	0.4	0.63	250	26.0	4.29	0.2	58	—
0.75 to <2.50	0.7	0.5	34.5	0.9	1.25	523	40.2	3.63	0.9	105	—
2.50 to <10.00	0.1	—	56.5	0.1	3.57	91	26.2	4.99	0.1	102	—
10.00 to <100.00	0.1	—	62.0	0.1	18.58	114	27.2	1.56	0.2	134	—
100.00 (Default)	0.1	—	94.7	0.1	100.00	159	53.3	3.22	—	11	0.1
Sub-total	3.6	1.4	47.7	4.2	4.36	2,706	30.3	3.66	2.3	56	0.1	0.1

AIRB – Corporate – Other
0.00 to <0.15	105.5	144.3	37.9	186.0	0.08	10,931	38.1	2.26	41.4	22	0.1
0.15 to <0.25	39.2	55.0	38.8	67.0	0.22	9,588	39.3	2.04	26.6	40	0.1
0.25 to <0.50	45.3	48.8	36.4	69.6	0.37	10,306	39.2	2.08	34.9	50	0.1
0.50 to <0.75	43.1	38.7	33.4	55.0	0.63	9,322	37.5	1.95	33.5	61	0.1
0.75 to <2.50	120.2	89.8	31.9	123.5	1.37	42,812	37.2	2.00	99.7	81	0.6
2.50 to <10.00	32.7	27.3	34.4	31.9	4.59	11,786	36.5	1.99	36.3	114	0.5
10.00 to <100.00	5.6	4.8	39.8	6.4	19.65	2,459	36.5	2.05	11.1	174	0.5
100.00 (Default)	6.0	0.8	51.5	6.4	100.00	2,583	41.9	2.24	6.0	93	2.5
Sub-total	397.6	409.5	36.2	545.8	2.15	99,787	38.1	2.10	289.5	53	4.5	3.4

Wholesale AIRB – Total at 31 Dec 2016[3]	860.9[4]	433.3	36.0	1,017.0	1.27	107,032	40.0	2.00	354.3	36	4.7	3.5

20	HSBC Holdings plc

Table 14: IRB – Credit risk exposures by portfolio and PD range (continued)[1]
	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Average CCF	EAD post-CRM and post-CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWAs	RWA density	Expected loss	Value adjustments and provisions
PD scale	$bn	$bn	%	$bn	%		%	years	$bn	%	$bn	$bn
AIRB – Secured by mortgages on immovable property SME
0.00 to <0.15	0.3	—	100.0	0.4	0.07	1,249	10.5	—	—	2	—
0.15 to <0.25	0.1	—	100.0	0.1	0.17	200	17.9	—	—	7	—
0.25 to <0.50	0.2	—	37.7	0.1	0.32	1,012	16.4	—	—	10	—
0.50 to <0.75	0.1	0.1	100.0	0.1	0.63	585	26.0	—	—	19	—
0.75 to <2.50	0.3	—	95.0	0.3	1.63	1,792	28.9	—	0.1	29	—
2.50 to <10.00	0.4	—	102.3	0.4	5.26	1,928	24.4	—	0.2	32	—
10.00 to <100.00	0.1	—	86.0	0.1	17.47	414	26.5	—	—	50	—
100.00 (Default)	—	—	97.8	—	100.00	138	26.2	—	—	48	—
Sub-total	1.5	0.1	97.7	1.5	4.01	7,318	21.1	—	0.3	21	—	—

AIRB – Secured by mortgages on immovable property non-SME
0.00 to <0.15	137.7	11.5	92.3	151.4	0.06	900,158	14.1	—	8.0	5	—
0.15 to <0.25	24.4	1.1	81.0	25.5	0.21	106,945	16.5	—	2.7	11	—
0.25 to <0.50	22.0	2.3	43.8	23.1	0.37	120,044	22.0	—	4.6	20	—
0.50 to <0.75	12.0	0.4	96.0	12.4	0.61	56,427	15.9	—	2.2	18	—
0.75 to <2.50	23.1	1.1	61.8	23.9	1.33	129,916	22.0	—	8.8	37	0.1
2.50 to <10.00	6.4	0.2	93.6	6.6	4.76	36,051	20.0	—	4.7	71	0.1
10.00 to <100.00	2.2	0.1	98.3	2.3	27.26	24,716	27.4	—	3.9	171	0.2
100.00 (Default)	3.8	—	78.5	3.8	100.00	35,131	39.7	—	1.6	42	1.5
Sub-total	231.6	16.7	82.9	249.0	2.14	1,409,388	16.6	—	36.5	15	1.9	0.5

AIRB – Qualifying revolving retail exposures
0.00 to <0.15	4.9	62.5	47.4	34.4	0.07	11,894,411	93.7	—	1.5	4	—
0.15 to <0.25	1.3	12.0	44.0	6.5	0.21	1,824,704	95.0	—	0.8	11	—
0.25 to <0.50	2.1	9.0	42.9	5.9	0.37	1,732,829	93.3	—	1.0	17	—
0.50 to <0.75	2.0	4.0	50.2	3.9	0.60	1,069,619	93.4	—	1.0	26	—
0.75 to <2.50	5.5	6.6	47.3	8.6	1.39	1,991,102	91.4	—	4.0	48	0.1
2.50 to <10.00	2.9	1.4	57.8	3.7	4.78	679,874	89.9	—	4.2	112	0.2
10.00 to <100.00	0.8	0.3	55.7	0.9	28.87	268,254	91.7	—	2.1	219	0.3
100.00 (Default)	0.1	—	6.3	0.1	100.00	26,142	36.0	—	0.1	148	—
Sub-total	19.6	95.8	46.8	64.0	1.14	19,486,935	93.1	—	14.7	23	0.6	0.2

AIRB – Other SME
0.00 to <0.15	0.1	0.1	67.4	0.2	0.10	82,891	39.9	—	—	9	—
0.15 to <0.25	0.2	0.2	53.4	0.3	0.22	91,588	61.2	—	0.1	22	—
0.25 to <0.50	0.3	0.4	51.2	0.6	0.38	141,288	63.1	—	0.2	32	—
0.50 to <0.75	0.4	0.5	66.5	0.8	0.63	157,268	58.0	—	0.3	38	—
0.75 to <2.50	2.0	1.3	60.8	2.8	1.58	427,912	58.8	—	1.5	55	—
2.50 to <10.00	2.3	0.8	69.9	2.8	4.90	201,537	53.6	—	1.8	64	0.1
10.00 to <100.00	0.5	0.1	70.1	0.6	17.66	69,516	66.6	—	0.6	106	0.1
100.00 (Default)	0.6	0.1	94.5	0.6	100.00	21,873	39.5	—	—	3	0.3
Sub-total	6.4	3.5	63.4	8.7	10.84	1,193,873	56.1	—	4.5	52	0.5	0.3

AIRB – Other non-SME
0.00 to <0.15	9.5	6.1	34.4	11.9	0.07	442,581	20.0	—	0.5	5	—
0.15 to <0.25	6.0	2.7	35.8	7.3	0.20	393,748	31.2	—	1.0	14	—
0.25 to <0.50	5.4	2.9	29.6	6.3	0.36	276,509	29.9	—	1.2	19	—
0.50 to <0.75	4.0	1.2	29.1	4.5	0.60	176,642	29.3	—	1.1	24	—
0.75 to <2.50	8.7	0.6	31.7	9.1	1.37	345,838	28.9	—	3.2	35	—
2.50 to <10.00	2.8	1.0	26.8	3.2	4.31	188,614	39.5	—	1.9	61	0.1
10.00 to <100.00	0.7	—	17.1	0.8	25.11	79,970	65.7	—	1.1	138	0.1
100.00 (Default)	0.4	—	52.1	0.5	100.00	58,697	55.4	—	0.1	13	0.3
Sub-total	37.5	14.5	32.6	43.6	2.26	1,962,599	28.7	—	10.1	23	0.5	0.3

Retail AIRB – Total at 31 Dec 2016	296.6	130.6	50.3	366.8	2.19	24,060,113	32.3	—	66.1	18	3.5	1.3

HSBC Holdings plc	21

Pillar 3 Disclosures at 30 June 2017

Table 14: IRB – Credit risk exposures by portfolio and PD range (continued)[1]
	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Average CCF	EAD post-CRM and post-CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWAs	RWA density	Expected loss	Value adjustments and provisions
PD scale	$bn	$bn	%	$bn	%		%	years	$bn	%	$bn	$bn
FIRB – Central government and central banks
0.00 to <0.15	—	—	75.0	0.1	0.04	1	45.0	5.00	—	32	—
0.15 to <0.25	—	—	—	—	—	—	—	—	—	—	—
0.25 to <0.50	—	—	—	—	—	—	—	—	—	—	—
0.50 to <0.75	—	—	—	—	—	—	—	—	—	—	—
0.75 to <2.50	—	—	—	—	—	—	—	—	—	—	—
2.50 to <10.00	—	—	—	—	—	—	—	—	—	—	—
10.00 to <100.00	—	—	—	—	—	—	—	—	—	—	—
100.00 (Default)	—	—	—	—	—	—	—	—	—	—	—
Sub-total	—	—	75.0	0.1	0.04	1	45.0	5.00	—	32	—	—

FIRB – Institutions
0.00 to <0.15	0.1	—	45.2	0.1	0.06	2	45.0	2.75	—	23	—
0.15 to <0.25	—	—	20.7	—	0.22	—	45.0	3.82	—	62	—
0.25 to <0.50	0.1	—	75.0	0.2	0.37	1	45.0	1.71	0.1	55	—
0.50 to <0.75	—	—	—	—	—	—	—	—	—	—	—
0.75 to <2.50	—	—	—	—	—	—	—	—	—	—	—
2.50 to <10.00	—	—	—	—	—	—	—	—	—	—	—
10.00 to <100.00	—	—	—	—	—	—	—	—	—	—	—
100.00 (Default)	—	—	—	—	—	—	—	—	—	—	—
Sub-total	0.2	—	46.6	0.3	0.26	3	45.0	2.09	0.1	43	—	—

FIRB – Corporate – Other
0.00 to <0.15	8.6	12.2	40.5	13.5	0.09	1,316	44.6	2.45	3.8	28	—
0.15 to <0.25	3.1	5.7	39.2	5.3	0.22	1,303	44.9	2.22	2.4	46	—
0.25 to <0.50	4.5	5.2	32.2	6.1	0.37	1,549	42.8	1.96	3.5	57	—
0.50 to <0.75	3.3	5.2	30.9	4.9	0.63	1,140	43.4	1.98	3.6	72	—
0.75 to <2.50	6.7	9.7	26.5	9.0	1.35	2,817	43.1	1.67	8.3	91	0.1
2.50 to <10.00	2.3	2.2	28.2	2.8	4.65	1,312	42.9	1.90	3.8	138	0.1
10.00 to <100.00	0.2	0.2	15.2	0.3	15.99	180	41.4	0.90	0.4	175	—
100.00 (Default)	0.4	0.1	45.8	0.5	100.00	414	44.9	1.43	—	—	0.2
Sub-total	29.1	40.5	33.9	42.4	1.95	10,031	43.8	2.07	25.8	61	0.4	0.4

FIRB – Total at 31 Dec 2016	29.3	40.5	34.0	42.8	1.94	10,035	43.8	2.1	25.9	61	0.4	0.4

1	Securitisation positions are not included in this table.

2	Slotting exposures are disclosed in Table 16: Specialised lending.

3	The Wholesale AIRB Total includes NCOA amounting to $51.9bn of EAD, and $12.1bn of RWAs.

4	$51.9bn of Original on-balance sheet gross exposure has been added to the Wholesale AIRB Total for 31 Dec 2016.

22	HSBC Holdings plc

Table 15: IRB – Effect on RWA of credit derivatives used as CRM techniques
		At
		30 Jun 2017		31 Dec 2016
		Pre-credit derivatives RWAs	Actual RWAs	Pre-credit derivatives RWAs	Actual RWAs
		$bn	$bn	$bn	$bn
1	Exposures under FIRB	0.5	0.5	0.3	0.3
6	Corporates – other	0.5	0.5	0.3	0.3
7	Exposures under AIRB[1]	172.5	171.4	159.7	158.6
8	Central governments and central banks	5.8	5.8	5.9	5.9
9	Institutions	4.7	4.7	2.7	2.7
11	Corporates – specialised lending	18.3	18.3	14.4	14.4
12	Corporates – other	115.1	114.0	105.2	104.1
14	Retail – Secured by real estate non-SMEs	13.8	13.8	18.4	18.4
15	Retail – Qualifying revolving	5.4	5.4	4.4	4.4
16	Retail – Other SMEs	4.0	4.0	3.0	3.0
17	Retail – Other non-SMEs	5.4	5.4	5.7	5.7
20	Total	173.0	171.9	160.0	158.9

1	Securitisation positions are not included in this table.

Table 16: Specialised lending[1]
		On-balance sheet amount	Off-balance sheet amount	Risk weight	Exposure amount	RWAs	Expected loss
Regulatory categories	Regulatory maturity
		$bn	$bn	%	$bn	$bn	$bn
Category 1	Less than 2.5 years	11.8	1.5	50	12.8	6.4	—
	Equal to or more than 2.5 years	12.1	1.5	70	13.0	9.0	0.2
Category 2	Less than 2.5 years	3.5	0.3	70	3.6	2.5	—
	Equal to or more than 2.5 years	2.6	0.2	90	2.7	2.4	—
Category 3	Less than 2.5 years	0.4	—	115	0.4	0.5	—
	Equal to or more than 2.5 years	0.8	—	115	0.8	0.9	—
Category 4	Less than 2.5 years	0.1	—	250	0.2	0.4	—
	Equal to or more than 2.5 years	0.1	—	250	0.1	0.3	—
Category 5	Less than 2.5 years	0.6	—	—	0.8	—	0.4
	Equal to or more than 2.5 years	0.3	—	—	0.3	—	0.1
Total at 30 Jun 2017	Less than 2.5 years	16.4	1.8		17.8	9.8	0.4
	Equal to or more than 2.5 years	15.9	1.7		16.9	12.6	0.3

Category 1	Less than 2.5 years	9.1	1.5	50	9.9	5.0	—
	Equal to or more than 2.5 years	12.6	1.5	70	13.7	9.5	0.1
Category 2	Less than 2.5 years	2.9	0.4	70	3.1	2.1	—
	Equal to or more than 2.5 years	2.8	0.1	90	2.8	2.5	—
Category 3	Less than 2.5 years	0.5	—	115	0.5	0.6	—
	Equal to or more than 2.5 years	0.9	—	115	0.9	1.0	—
Category 4	Less than 2.5 years	0.3	—	250	0.3	0.8	—
	Equal to or more than 2.5 years	0.1	—	250	0.1	0.3	—
Category 5	Less than 2.5 years	0.5	—	—	0.8	—	0.5
	Equal to or more than 2.5 years	0.3	—	—	0.4	—	0.2
Total at 31 Dec 2016	Less than 2.5 years	13.3	1.9		14.6	8.5	0.5
	Equal to or more than 2.5 years	16.7	1.6		17.9	13.3	0.3

1	High volatility commercial real estate (‘HVCRE’) exposures are not included in the above table. The value of exposures under HVCRE was nil at 30 Jun 2017 (31 Dec 2016: $0.6bn).

HSBC Holdings plc	23

Pillar 3 Disclosures at 30 June 2017

Counterparty credit risk
CCR risk arises for derivatives and SFTs. It is calculated in both the trading and non-trading books, and is the risk that a counterparty may default before settlement of the transaction. CCR is generated primarily in our wholesale global businesses.

Four approaches may be used under CRD IV to calculate exposure values for CCR: mark-to-market, original exposure, standardised and IMM. Exposure values calculated under these approaches are used to determine RWAs. Across the Group, we use the mark-to-market and IMM approaches.

Table 17: Analysis of counterparty credit risk (‘CCR’) exposure by approach (excluding centrally cleared exposures)
			Replacement cost	Potential future exposure	EEPE	Alpha used for computing regulatory EAD	EAD post-CRM	RWAs
		Footnote	$bn	$bn	$bn	$bn	$bn	$bn
1	SA-CCR	1	20.8	46.3	—	—	67.1	27.4
2	Internal Model Method		—	—	17.0	1.4	23.8	10.0
4	Comprehensive Approach for credit risk mitigation		—	—	—	—	47.3	8.9
6	Total at 30 Jun 2017		20.8	46.3	17.0	1.4	138.2	46.3

1	SA-CCR	1	27.5	43.5	—	—	71.0	28.0
2	Internal Model Method		—	—	19.9	1.4	27.9	10.9
4	Comprehensive Approach for credit risk mitigation		—	—	—	—	38.3	7.3
6	Total at 31 Dec 2016		27.5	43.5	19.9	1.4	137.2	46.2

1	Prior to the implementation of SA-CCR, exposures reported here will be those under the mark-to-market method.

Table 18: Credit valuation adjustment (‘CVA’) capital charge
		At
		30 Jun 2017		31 Dec 2016
		EAD post-CRM	RWAs	EAD post-CRM	RWAs
		$bn	$bn	$bn	$bn
1	Total portfolios subject to the Advanced CVA capital charge	10.3	4.1	12.8	3.5
2	– VaR component (including the 3 × multiplier)	—	0.7	—	0.8
3	– stressed VaR component (including the 3 × multiplier)	—	3.4	—	2.7
4	All portfolios subject to the Standardised CVA capital charge	39.6	10.0	41.6	10.9
5	Total subject to the CVA capital charge	49.9	14.1	54.4	14.4

Table 19: Standardised approach – CCR exposures by regulatory portfolio and risk weights
Risk weight	0%	10%	20%	50%	75%	100%	150%	Others	Total credit exposure	Of which unrated
Central governments and central banks	6.7	—	—	—	—	—	—	—	6.7	5.6
Institutions	—	—	—	0.1	—	—	—	—	0.1	0.1
Corporates	—	—	—	0.1	—	2.3	—	—	2.4	2.0
Total at 30 Jun 2017	6.7	—	—	0.2	—	2.3	—	—	9.2	7.7

Central governments and central banks	7.3	—	—	—	—	—	—	—	7.3	4.3
Institutions	—	—	—	0.2	—	—	—	—	0.2	0.2
Corporates	—	—	—	0.1	—	2.5	—	—	2.6	2.3
Total at 31 Dec 2016	7.3	—	—	0.3	—	2.5	—	—	10.1	6.8

24	HSBC Holdings plc

Table 20: IRB – CCR exposures by portfolio and PD scale
	EAD post-CRM	Average PD	Number of obligors	Average LGD	Average maturity	RWAs	RWA density
PD scale	$bn	%		%	years	$bn	%
AIRB – Central Government and Central Banks
0.00 to <0.15	11.1	0.04	99	45.0	1.17	0.9	8
0.15 to <0.25	0.1	0.22	10	45.0	4.23	0.1	66
0.25 to <0.50	0.1	0.37	5	45.0	0.22	0.1	38
0.50 to <0.75	—	0.63	5	45.0	1.01	—	64
0.75 to <2.50	0.3	1.76	5	45.0	1.12	0.3	98
2.50 to <10.00	0.3	3.05	1	45.0	0.36	0.3	—
10.00 to <100.00	—	—	—	—	—	—	—
100.00 (Default)	—	—	—	—	—	—	—
Sub-total	11.9	0.16	125	45.0	1.17	1.7	14

AIRB – Institutions
0.00 to <0.15	52.4	0.06	3,405	40.1	1.09	11.1	21
0.15 to <0.25	6.2	0.22	299	46.4	1.44	3.1	50
0.25 to <0.50	2.1	0.37	134	45.0	1.14	1.2	58
0.50 to <0.75	0.3	0.63	84	45.0	2.77	0.3	100
0.75 to <2.50	0.6	1.23	121	45.1	1.83	0.7	113
2.50 to <10.00	0.1	4.82	28	36.4	0.86	0.1	158
10.00 to <100.00	0.1	22.98	23	33.0	1.79	0.2	284
100.00 (Default)	—	—	—	—	—	—	—
Sub-total	61.8	0.14	4,094	45.2	1.31	16.7	27

AIRB – Corporates
0.00 to <0.15	30.8	0.08	5,696	44.6	1.87	7.5	24
0.15 to <0.25	6.3	0.22	1,845	45.6	1.75	3.1	49
0.25 to <0.50	3.7	0.37	1,116	46.4	2.18	2.5	67
0.50 to <0.75	3.0	0.63	970	43.0	1.54	2.4	81
0.75 to <2.50	6.1	1.31	2,737	46.0	1.36	6.5	107
2.50 to <10.00	0.8	4.09	644	47.5	1.63	1.3	161
10.00 to <100.00	0.1	25.10	103	47.1	1.83	0.2	244
100.00 (Default)	0.1	100.00	30	45.0	4.28	—	—
Sub-total	50.9	0.56	13,141	45.2	1.81	23.5	46
Total at 30 Jun 2017	124.6	0.32	17,360	45.1	1.50	41.9	34

FIRB – Corporates
0.00 to <0.15	2.6	0.08	552	38.9	1.78	0.7	27
0.15 to <0.25	0.3	0.22	155	45.0	2.02	0.1	46
0.25 to <0.50	0.2	0.37	172	45.0	1.74	0.1	57
0.50 to <0.75	0.1	0.63	101	45.0	1.67	0.1	77
0.75 to <2.50	0.5	1.42	327	45.0	1.96	0.5	107
2.50 to <10.00	0.1	3.77	81	45.0	1.79	0.1	136
10.00 to <100.00	—	16.16	11	45.0	1.06	—	193
100.00 (Default)	—	100.00	7	45.0	1.11	—	—
Total at 30 Jun 2017	3.8	0.43	1,406	45.0	2.08	1.6	43

Total (all portfolios) at 30 Jun 2017	128.4	0.32	18,766	45.1	1.52	43.5	34

HSBC Holdings plc	25

Pillar 3 Disclosures at 30 June 2017

Table 20: IRB – CCR exposures by portfolio and PD scale (continued)
	EAD post-CRM	Average PD	Number of obligors	Average LGD	Average maturity	RWAs	RWA density
PD scale	$bn	%		%	years	$bn	%
AIRB – Central Government and Central Banks
0.00 to <0.15	11.7	0.04	104	45.3	1.00	1.1	8
0.15 to <0.25	0.2	0.22	4	45.0	1.00	0.1	32
0.25 to <0.50	—	0.37	5	45.0	0.20	—	38
0.50 to <0.75	—	0.63	5	45.0	0.20	—	55
0.75 to <2.50	—	1.34	12	41.2	2.80	—	111
2.50 to <10.00	0.4	4.20	3	45.0	0.90	0.5	—
10.00 to <100.00	—	—	—	—	—	—	—
100.00 (Default)	—	—	—	—	—	—	—
Sub-total	12.3	0.19	133	45.3	1.00	1.7	13

AIRB – Institutions
0.00 to <0.15	48.5	0.06	3,473	45.2	1.30	10.8	22
0.15 to <0.25	5.9	0.22	295	46.9	1.60	3.0	51
0.25 to <0.50	1.6	0.37	133	45.0	1.40	0.9	61
0.50 to <0.75	0.7	0.63	69	45.0	0.60	0.5	70
0.75 to <2.50	0.6	1.07	144	45.1	1.50	0.6	104
2.50 to <10.00	0.1	4.64	31	45.0	2.30	0.1	186
10.00 to <100.00	0.1	28.13	17	53.4	2.10	0.2	329
100.00 (Default)	—	—	—	—	—	—	—
Sub-total	57.5	0.14	4,162	45.3	1.40	16.1	28

AIRB – Corporates
0.00 to <0.15	30.9	0.07	5,839	41.6	1.90	7.5	24
0.15 to <0.25	7.3	0.22	1,870	46.3	1.90	3.7	51
0.25 to <0.50	3.4	0.37	1,131	47.1	1.70	2.1	62
0.50 to <0.75	3.3	0.63	968	43.3	1.40	2.6	79
0.75 to <2.50	5.7	1.35	3,112	46.3	1.40	6.1	107
2.50 to <10.00	0.7	4.24	693	47.6	1.70	1.2	171
10.00 to <100.00	0.1	24.67	121	49.9	2.00	0.3	300
100.00 (Default)	0.1	100.00	46	45.4	4.20	—	—
Sub-total	51.5	0.66	13,780	43.8	1.80	23.5	46
Total at 31 Dec 2016	121.3	0.34	18,075	44.5	1.50	41.3	34

FIRB – Corporates
0.00 to <0.15	4.2	0.06	553	45.0	1.90	0.9	23
0.15 to <0.25	0.3	0.22	137	45.0	2.20	0.1	48
0.25 to <0.50	0.3	0.37	160	45.0	1.70	0.2	58
0.50 to <0.75	0.4	0.63	96	45.0	1.70	0.3	73
0.75 to <2.50	0.3	1.35	496	45.0	2.20	0.3	108
2.50 to <10.00	—	4.61	79	45.0	2.00	0.1	151
10.00 to <100.00	—	13.52	10	45.0	1.00	—	218
100.00 (Default)	—	100.00	7	45.0	1.20	—	—
Total at 31 Dec 2016	5.5	0.20	1,538	45.0	1.91	1.9	35

Total (all portfolios) at 31 Dec 2016	126.8	0.33	19,613	44.5	1.52	43.2	34

26	HSBC Holdings plc

Table 21: Composition of collateral for CCR exposure
		Collateral used in derivative transactions				Collateral used in SFTs
		Fair value of collateral received		Fair value of posted collateral		Fair value of collateral received	Fair value of posted collateral
		Segregated	Unsegregated	Segregated	Unsegregated
		$bn	$bn	$bn	$bn	$bn	$bn
1	Cash – domestic currency	—	5.5	1.6	3.6	49.0	83.4
2	Cash – other currencies	—	38.7	4.2	33.3	219.8	280.1
3	Domestic sovereign debt	—	4.7	—	5.7	69.1	53.2
4	Other sovereign debt	—	5.2	—	8.3	227.0	191.1
5	Government agency debt	—	0.3	—	0.3	10.5	10.8
6	Corporate bonds	—	0.5	—	—	35.9	16.7
7	Equity securities	—	0.2	—	—	52.8	42.0
8	Other collateral	—	—	—	0.2	1.0	0.3
9	Total at 30 Jun 2017	—	55.1	5.8	51.4	665.1	677.6

1	Cash – domestic currency	—	5.2	2.0	3.0	42.9	73.1
2	Cash – other currencies	—	38.9	4.7	32.4	148.7	227.5
3	Domestic sovereign debt	—	4.2	—	7.1	64.5	49.1
4	Other sovereign debt	—	8.9	—	9.4	186.7	131.9
5	Government agency debt	—	0.3	—	0.2	7.8	2.3
6	Corporate bonds	—	0.4	—	—	23.7	11.1
7	Equity securities	—	—	—	—	39.5	34.4
8	Other collateral	—	0.1	—	0.2	2.0	7.6
9	Total at 31 Dec 2016	—	58.0	6.7	52.3	515.8	537.0

Table 22: Exposures to central counterparties
		At
		30 Jun 2017		31 Dec 2016
		EAD post-CRM	RWAs	EAD post-CRM	RWAs
		$bn	$bn	$bn	$bn
1	Exposures to QCCPs (total)	39.2	1.3	34.0	1.2
2	Exposures for trades at QCCPs (excluding initial margin and default fund contributions)	26.0	0.5	20.7	0.4
3	– OTC derivatives	13.7	0.3	10.4	0.2
4	– exchange-traded derivatives	10.5	0.2	7.2	0.1
5	– securities financing transactions	1.8	—	3.1	0.1
6	– netting sets where cross-product netting has been approved	—	—	—	—
7	Segregated initial margin	5.8	—	6.7	—
8	Non-segregated initial margin	7.4	0.1	6.6	0.1
9	Pre-funded default fund contributions	—	0.7	—	0.7
11	Exposures to non-QCCPs (total)	—	—	0.3	0.4
12	Exposures for trades at non-QCCPs (excluding initial margin and default fund contributions)	—	—	0.3	0.4
13	– OTC derivatives	—	—	0.3	0.4
14	– exchange-traded derivatives	—	—	—	—
15	– securities financing transactions	—	—	—	—
16	– netting sets where cross-product netting has been approved	—	—	—	—

HSBC Holdings plc	27

Pillar 3 Disclosures at 30 June 2017

Table 23: Credit derivatives exposures
		At
		30 Jun 2017		31 Dec 2016
		Protection bought	Protection sold	Protection bought	Protection sold
	Footnote	$bn	$bn	$bn	$bn
Credit derivative products used for own credit portfolio – notionals		5.6	2.7	4.6	1.9
– index credit default swaps		5.6	2.7	4.6	1.9
– total return swaps		—	—	—	—
Credit derivative products used for intermediation – notionals	1	178.5	167.4	226.9	214.4
– index credit default swaps		171.6	154.9	214.6	207.4
– total return swaps		6.9	12.5	12.3	7.0
Total credit derivative notionals		184.1	170.1	231.5	216.3
Fair values
Positive fair value (asset)		1.4	2.6	2.3	2.9
Negative fair value (liability)		(2.7)	(1.7)	(3.1)	(2.7)

1	This is where we act as an intermediary for our clients, enabling them to take a position in the underlying securities. This does not increase risk for HSBC.

Securitisation
HSBC acts as originator, sponsor, liquidity provider and derivative counterparty to our own originated and sponsored securitisations, as well as those of third parties. Our strategy is to use securitisation to meet our needs for aggregate funding or capital management, to the extent that market, regulatory treatments and other conditions are suitable, and for customer facilitation. We do not provide support to any of our originated or sponsored securitisations, and it is not our policy to do so.
We have senior exposures to three securities investment conduits (‘SICs’): Mazarin Funding Limited, Barion Funding Limited and Malachite Funding Limited. We also hold all of the commercial paper issued by Solitaire Funding Limited. These are considered legacy businesses, and exposures are being repaid as the securities they hold amortise.

Table 24: Securitisation exposures in the non-trading book
			Bank acts as originator			Bank acts as sponsor			Bank acts as investor
			Traditional	Synthetic	Sub-total	Traditional	Synthetic	Sub-total	Traditional	Synthetic	Sub-total
		Footnote	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
1	Retail (total)		1.2	—	1.2	17.2	—	17.2	5.9	—	5.9
2	– residential mortgage		—	—	—	—	—	—	3.2	—	3.2
3	– credit card		—	—	—	—	—	—	0.6	—	0.6
4	– other retail exposures		—	—	—	17.2	—	17.2	2.1	—	2.1
5	– re-securitisation		1.2	—	1.2	—	—	—	—	—	—
6	Wholesale (total)		—	4.7	4.7	5.3	—	5.3	2.7	—	2.7
7	– loans to corporates		—	4.7	4.7	0.1	—	0.1	—	—	—
8	– commercial mortgage		—	—	—	—	—	—	1.8	—	1.8
9	– lease and receivables		—	—	—	0.8	—	0.8	0.4	—	0.4
10	– other wholesale		—	—	—	—	—	—	0.4	—	0.4
11	– re-securitisation		—	—	—	4.4	—	4.4	0.1	—	0.1
	Total at 30 Jun 2017		1.2	4.7	5.9	22.5	—	22.5	8.6	—	8.6

1	Retail (total)		1.3	—	1.3	17.3	—	17.3	2.7	—	2.7
2	– residential mortgage		—	—	—	0.1	—	0.1	2.3	—	2.3
3	– credit card		—	—	—	—	—	—	—	—	—
4	– other retail exposures		—	—	—	17.2	—	17.2	0.4	—	0.4
5	– re-securitisation	1	1.3	—	1.3	—	—	—	—	—	—
6	Wholesale (total)		—	4.7	4.7	5.4	—	5.4	3.8	—	3.8
7	– loans to corporates		—	4.7	4.7	—	—	—	—	—	—
8	– commercial mortgage		—	—	—	—	—	—	2.9	—	2.9
9	– lease and receivables		—	—	—	—	—	—	—	—	—
10	– other wholesale		—	—	—	—	—	—	0.8	—	0.8
11	– re-securitisation		—	—	—	5.4	—	5.4	0.1	—	0.1
	Total at 31 Dec 2016		1.3	4.7	6.0	22.7	—	22.7	6.5	—	6.5

1	In the comparative period, $1.2bn of traditional re-securitisation exposure originated by the Group has been reallocated from wholesale to retail.

28	HSBC Holdings plc

Table 25: Securitisation exposures in the trading book
		At
		30 Jun 2017			31 Dec 2016
		Bank acts as investor[1]			Bank acts as investor[1]
		Traditional	Synthetic	Sub-total	Traditional	Synthetic	Sub-total
		$bn	$bn	$bn	$bn	$bn	$bn
1	Retail (total)	1.6	—	1.6	1.5	—	1.5
2	– residential mortgage	0.8	—	0.8	0.6	—	0.6
3	– credit card	0.2	—	0.2	—	—	—
4	– other retail exposures	0.6	—	0.6	0.9	—	0.9
5	– re-securitisation	—	—	—	—	—	—
6	Wholesale (total)	0.9	—	0.9	1.0	—	1.0
7	– loans to corporates	—	—	—	0.1	—	0.1
8	– commercial mortgage	0.7	—	0.7	0.7	—	0.7
9	– lease and receivables	—	—	—	—	—	—
10	– other wholesale	0.2	—	0.2	0.1	—	0.1
11	– re-securitisation	—	—	—	0.1	—	0.1

1	HSBC does not act as originator or sponsor for securitisation exposures in the trading book.

Table 26: Securitisation exposures in the non-trading book and associated regulatory capital requirements – bank acting as originator or as sponsor
		Exposure values (by risk weight bands)					Exposure values (by regulatory approach)
		≤20% RW	>20% to 50% RW	>50% to 100% RW	>100% to 1,250% RW	1,250% RW	IRB RBA (including IAA)	IRB SFA	SA	1,250%
		$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
2	Traditional securitisation	17.5	1.6	0.2	0.2	4.2	19.4	—	0.1	4.2
3	Securitisation	17.5	0.4	0.1	0.1	—	18.0	—	0.1	—
4	– retail underlying	16.7	0.4	—	0.1	—	17.2	—	—	—
5	– wholesale	0.8	—	0.1	—	—	0.8	—	0.1	—
6	Re-securitisation	—	1.2	0.1	0.1	4.2	1.4	—	—	4.2
7	– senior	—	—	—	—	—	—	—	—	—
8	– non-senior	—	1.2	0.1	0.1	4.2	1.4	—	—	4.2
9	Synthetic securitisation	4.3	—	0.4	—	—	4.7	—	—	—
10	Securitisation	4.3	—	0.4	—	—	4.7	—	—	—
11	– retail underlying	—	—	—	—	—	—	—	—	—
12	– wholesale	4.3	—	0.4	—	—	4.7	—	—	—
13	Re-securitisation	—	—	—	—	—	—	—	—	—
14	– senior	—	—	—	—	—	—	—	—	—
15	– non-senior	—	—	—	—	—	—	—	—	—
1	Total at 30 Jun 2017	21.8	1.6	0.6	0.2	4.2	24.1	—	0.1	4.2

2	Traditional securitisation	16.7	2.0	0.2	0.2	4.9	18.9	—	0.2	4.9
3	Securitisation	16.7	0.4	0.1	0.1	—	17.2	—	0.2	—
4	– retail underlying	16.7	0.4	0.1	0.1	—	17.2	—	0.2	—
5	– wholesale	—	—	—	—	—	—	—	—	—
6	Re-securitisation	—	1.6	0.1	0.1	4.9	1.7	—	—	4.9
7	– senior	—	—	—	—	—	—	—	—	—
8	– non-senior	—	1.6	0.1	0.1	4.9	1.7	—	—	4.9
9	Synthetic securitisation	4.3	—	0.4	—	—	4.7	—	—	—
10	Securitisation	4.3	—	0.4	—	—	4.7	—	—	—
11	– retail underlying	—	—	—	—	—	—	—	—	—
12	– wholesale	4.3	—	0.4	—	—	4.7	—	—	—
13	Re-securitisation	—	—	—	—	—	—	—	—	—
14	– senior	—	—	—	—	—	—	—	—	—
15	– non-senior	—	—	—	—	—	—	—	—	—
1	Total at 31 Dec 2016	21.0	2.0	0.6	0.2	4.9	23.6	—	0.2	4.9

HSBC Holdings plc	29

Pillar 3 Disclosures at 30 June 2017

Table 26: Securitisation exposures in the non-trading book and associated regulatory capital requirements – bank acting as originator or as sponsor (continued)
		RWAs (by regulatory approach)				Capital charge after cap
		IRB RBA (including IAA)	IRB SFA	SA	1,250%	IRB RBA (including IAA)	IRB SFA	SA	1,250%
		$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
2	Traditional securitisation	3.2	—	0.1	51.7	0.3	—	—	1.2
3	Securitisation	2.2	—	0.1	—	0.2	—	—	—
4	– retail underlying	2.1	—	—	—	0.2	—	—	—
5	– wholesale	0.1	—	0.1	—	—	—	—	—
6	Re-securitisation	1.0	—	—	51.7	0.1	—	—	1.2
7	– senior	—	—	—	—	—	—	—	—
8	– non-senior	1.0	—	—	51.7	0.1	—	—	1.2
9	Synthetic securitisation	0.8	—	—	0.3	0.1	—	—	—
10	Securitisation	0.8	—	—	0.3	0.1	—	—	—
11	– retail underlying	—	—	—	—	—	—	—	—
12	– wholesale	0.8	—	—	0.3	0.1	—	—	—
13	Re-securitisation	—	—	—	—	—	—	—	—
14	– senior	—	—	—	—	—	—	—	—
15	– non-senior	—	—	—	—	—	—	—	—
1	Total at 30 Jun 2017	4.0	—	0.1	52.0	0.4	—	—	1.2

2	Traditional securitisation	2.6	—	0.2	58.8	0.2	—	—	1.2
3	Securitisation	1.6	—	0.2	—	0.1	—	—	—
4	– retail underlying	1.6	—	0.2	—	0.1	—	—	—
5	– wholesale	—	—	—	—	—	—	—	—
6	Re-securitisation	1.0	—	—	58.8	0.1	—	—	1.2
7	– senior	—	—	—	—	—	—	—	—
8	– non-senior	1.0	—	—	58.8	0.1	—	—	1.2
9	Synthetic securitisation	0.9	—	—	0.4	0.1	—	—	—
10	Securitisation	0.9	—	—	0.4	0.1	—	—	—
11	– retail underlying	—	—	—	—	—	—	—	—
12	– wholesale	0.9	—	—	0.4	0.1	—	—	—
13	Re-securitisation	—	—	—	—	—	—	—	—
14	– senior	—	—	—	—	—	—	—	—
15	– non-senior	—	—	—	—	—	—	—	—
1	Total at 31 Dec 2016	3.5	—	0.2	59.2	0.3	—	—	1.2

30	HSBC Holdings plc

Table 27: Securitisation exposures in the non-trading book and associated capital requirements – bank acting as investor
		Exposure values (by risk weight bands)					Exposure values (by regulatory approach)
		≤20% RW	>20% to 50% RW	>50% to 100% RW	>100% to 1,250% RW	1,250% RW	IRB RBA (including IAA)	IRB SFA	SA	1,250%
		$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
2	Traditional securitisation	6.6	0.4	1.5	—	0.1	7.3	—	1.2	0.1
3	Securitisation	6.6	0.4	1.5	—	0.1	7.3	—	1.2	0.1
4	– retail underlying	4.4	0.4	1.1	—	0.1	4.7	—	1.2	0.1
5	– wholesale	2.2	—	0.4	—	—	2.6	—	—	—
6	Re-securitisation	—	—	—	—	—	—	—	—	—
7	– senior	—	—	—	—	—	—	—	—	—
8	– non-senior	—	—	—	—	—	—	—	—	—
9	Synthetic securitisation	—	—	—	—	—	—	—	—	—
10	Securitisation	—	—	—	—	—	—	—	—	—
11	– retail underlying	—	—	—	—	—	—	—	—	—
12	– wholesale	—	—	—	—	—	—	—	—	—
13	Re-securitisation	—	—	—	—	—	—	—	—	—
14	– senior	—	—	—	—	—	—	—	—	—
15	– non-senior	—	—	—	—	—	—	—	—	—
1	Total at 30 Jun 2017	6.6	0.4	1.5	—	0.1	7.3	—	1.2	0.1

2	Traditional securitisation	4.9	0.3	1.2	—	0.1	5.6	—	0.8	0.1
3	Securitisation	4.9	0.2	1.1	—	0.1	5.4	—	0.8	0.1
4	– retail underlying	2.5	0.1	—	—	0.1	2.4	—	0.1	0.1
5	– wholesale	2.4	0.1	1.1	—	—	3.0	—	0.7	—
6	Re-securitisation	—	0.1	0.1	—	—	0.2	—	—	—
7	– senior	—	—	0.1	—	—	0.1	—	—	—
8	– non-senior	—	0.1	—	—	—	0.1	—	—	—
9	Synthetic securitisation	—	—	—	—	—	—	—	—	—
10	Securitisation	—	—	—	—	—	—	—	—	—
11	– retail underlying	—	—	—	—	—	—	—	—	—
12	– wholesale	—	—	—	—	—	—	—	—	—
13	Re-securitisation
14	– senior	—	—	—	—	—	—	—	—	—
15	– non-senior
1	Total at 31 Dec 2016	4.9	0.3	1.2	—	0.1	5.6	—	0.8	0.1

HSBC Holdings plc	31

Pillar 3 Disclosures at 30 June 2017

Table 27: Securitisation exposures in the non-trading book and associated capital requirements – bank acting as investor (continued)
		RWAs (by regulatory approach)				Capital charge after cap
		IRB RBA (including IAA)	IRB SFA	SA	1,250%	IRB RBA (including IAA)	IRB SFA	SA	1,250%
		$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
2	Traditional securitisation	1.2	—	1.1	1.0	0.1	—	0.1	0.1
3	Securitisation	1.2	—	1.1	0.8	0.1	—	0.1	0.1
4	– retail underlying	0.5	—	1.1	0.8	—	—	0.1	0.1
5	– wholesale	0.7	—	—	—	0.1	—	—	—
6	Re-securitisation	—	—	—	0.2	—	—	—	—
7	– senior	—	—	—	0.1	—	—	—	—
8	– non-senior	—	—	—	0.1	—	—	—	—
9	Synthetic securitisation	—	—	—	—	—	—	—	—
10	Securitisation	—	—	—	—	—	—	—	—
11	– retail underlying	—	—	—	—	—	—	—	—
12	– wholesale	—	—	—	—	—	—	—	—
13	Re-securitisation	—	—	—	—	—	—	—	—
14	– senior	—	—	—	—	—	—	—	—
15	– non-senior	—	—	—	—	—	—	—	—
1	Total at 30 Jun 2017	1.2	—	1.1	1.0	0.1	—	0.1	0.1

2	Traditional securitisation	1.2	—	0.7	1.3	0.1	—	0.1	0.1
3	Securitisation	1.1	—	0.7	1.1	0.1	—	0.1	0.1
4	– retail underlying	0.3	—	—	1.0	—	—	—	0.1
5	– wholesale	0.8	—	0.7	0.1	0.1	—	0.1	—
6	Re-securitisation	0.1	—	—	0.2	—	—	—	—
7	– senior	—	—	—	—	—	—	—	—
8	– non-senior	0.1	—	—	0.2	—	—	—	—
9	Synthetic securitisation	—	—	—	—	—	—	—	—
10	Securitisation	—	—	—	—	—	—	—	—
11	– retail underlying	—	—	—	—	—	—	—	—
12	– wholesale	—	—	—	—	—	—	—	—
13	Re-securitisation	—	—	—	—	—	—	—	—
14	– senior	—	—	—	—	—	—	—	—
15	– non-senior	—	—	—	—	—	—	—	—
1	Total at 31 Dec 2016	1.2	—	0.7	1.3	0.1	—	0.1	0.1

32	HSBC Holdings plc

Market risk
Market risk is the risk that movements in market factors, such as foreign exchange rates, interest rates, credit spreads, equity prices and commodity prices, will reduce our income or the value of our portfolios.
Exposure to market risk is separated into two portfolios:

•	trading portfolios comprise positions arising from market-making; and

•
non-trading portfolios comprise positions that primarily arise from the interest rate management of our retail and commercial banking assets and liabilities, financial investments designated as available-for-sale (‘AFS’) and held to maturity, and exposures arising from our insurance operations.

There were no material changes to the policies and practices for the management of market risk. A summary of our current policies and practices for the management of market risk is set out in ‘Market risk management’ on page 56 of the Capital and Risk Management Pillar 3 Disclosures 2016.

Table 28: Market risk under standardised approach
		At
		30 Jun	31 Dec	30 Jun
		2017	2016	2017
		RWAs	RWAs	Capital requirements
		$bn	$bn	$bn
	Outright products	2.1	3.5	0.2
1	– interest rate risk (general and specific)	1.9	1.5	0.2
2	– equity risk (general and specific)	0.1	1.7	—
3	– foreign exchange risk	0.1	0.3	—
8	Securitisation	1.7	1.5	0.1
9	Total	3.8	5.0	0.3

Table 29: Market risk under IMA
		At 30 Jun 2017
		RWAs	Capital requirements
		$bn	$bn
1	VaR (higher of values a and b)	8.8	0.7
(a)	Previous day’s VaR		0.3
(b)	Average daily VaR		0.7
2	Stressed VaR (higher of values a and b)	14.5	1.2
(a)	Latest SVaR		0.5
(b)	Average SVaR		1.2
3	Incremental risk charge (higher of values a and b)	11.8	0.9
(a)	Most recent IRC value		0.9
(b)	Average IRC value		0.9
5	Other	4.7	0.4
6	Total	39.8	3.2

HSBC Holdings plc	33

Pillar 3 Disclosures at 30 June 2017

Table 30: IMA values for trading portfolios
		At
		30 Jun	31 Dec
		2017	2016
		$m	$m
VaR (10 day 99%)
1	Maximum value	319.0	327.1
2	Average value	208.4	229.6
3	Minimum value	180.4	186.4
4	Period end	201.1	215.7
Stressed VaR (10 day 99%)
5	Maximum value	385.2	454.0
6	Average value	324.3	389.9
7	Minimum value	198.2	269.7
8	Period end	309.4	269.7
Incremental risk charge (99.9%)
9	Maximum value	1,033.3	1,100.7
10	Average value	938.5	787.0
11	Minimum value	673.4	697.3
12	Period end	908.4	705.6
The period end trading VaR, before the effect of portfolio diversification, was higher reflecting larger exposures. The effects of portfolio diversification reduced the overall trading

VaR. For the other two market risk capital models, Stressed VaR and Incremental risk charge, there were no material changes in portfolio profiles or concentrations and the fluctuations were within normal expectations.

Chart: Comparison of VaR estimates with gains/losses
VaR back-testing exceptions against actual profit and loss

Actual profit and loss	VaR

34	HSBC Holdings plc

Chart: Comparison of VaR estimates with gains/losses (continued)
VaR back-testing exceptions against hypothetical profit and loss

Hypothetical profit and loss	VaR

There were no back-testing exceptions against both actual and hypothetical profit and loss for the Group in 1H17. The profit and loss series for both hypothetical and actual back-testing excludes fair value adjustments.

HSBC Holdings plc	35

Pillar 3 Disclosures at 30 June 2017

Other information

Abbreviations
The following abbreviated terms are used throughout this document.

Currencies
$	United States dollar
A
ABCP	Asset-backed commercial paper
ABS[1]	Asset-backed security
AFS[1]	Available-for-sale
AIRB	Advanced IRB
ALCM	Asset, Liability and Capital Management
ALCO	Asset and Liability Management Committee
AT1 capital	Additional tier 1 capital
AVA	Additional value adjustment
B
BCBS	Basel Committee on Banking Supervision
BoCom	Bank of Communications Co., Limited
BoE	Bank of England
BSM	Balance Sheet Management
C
CCB[1]	Capital conservation buffer
CCF[1]	Credit conversion factor
CCP	Central counterparty
CCR[1]	Counterparty credit risk
CCyB[1]	Countercyclical capital buffer
CDS[1]	Credit default swap
CET1[1]	Common equity tier 1
CIU	Collective investment undertakings
CML[1]	Consumer and Mortgage Lending (US)
CRA[1]	Credit risk adjustment
CRD IV1	Capital Requirements Regulation and Directive
CRE[1]	Commercial real estate
CRM	Credit risk mitigation/mitigant
CRR[1]	Customer risk rating
CSA[1]	Credit Support Annex
CVA	Credit valuation adjustment
CVC	Conduct and Values Committee
E
EAD[1]	Exposure at default
EBA	European Banking Authority
EC	European Commission
ECA	Export Credit Agency
ECAI[1]	External Credit Assessment Institution
EEA	European Economic Area
EL1	Expected loss
EU	European Union
EVE[1]	Economic value of equity
F
FFVA	Funding Fair Value Adjustment
FIRB	Foundation IRB
Fitch	Fitch Ratings
FPC[1]	Financial Policy Committee (UK)
FSB	Financial Stability Board
FSVC	Financial System Vulnerabilities Committee
G
GAC	Group Audit Committee
GB&M	Global Banking and Markets, a global business
GMB	Group Management Board
GPB	Global Private Banking, a global business

GRC	Group Risk Committee
Group	HSBC Holdings together with its subsidiary undertakings
G-SIB[1]	Global systemically important bank
G-SII	Global systemically important institution
H
HKMA	Hong Kong Monetary Authority
Hong Kong	The Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HVCRE	High volatility commercial real estate
I
IAA[1]	Internal Assessment Approach
ICAAP[1]	Internal Capital Adequacy Assessment Process
ICG	Individual capital guidance
IFRSs	International Financial Reporting Standards
ILAA	Individual Liquidity Adequacy Assessment
ILR	Inherent Liquidity Risk
IMA	Internal Models Approach
IMM[1]	Internal Model Method
IRB1/RBA	Internal ratings based approach
IRC[1]	Incremental risk charge
L
LCR	Liquidity Coverage Ratio
LFRF	Liquidity and Funding Risk Framework
LGD[1]	Loss given default
Libor	London interbank offered rate
M
MDB[1]	Multilateral Development Bank
MENA	Middle East and North Africa
MOC	Model Oversight Committee
Moody’s	Moody’s Investor Service
MREL	Minimum requirements for own funds and eligible liabilities
N
NCOA	Non-credit obligation asset
NSFR	Net Stable Funding Ratio
O
ORMF	Operational risk management framework
OTC[1]	Over-the-counter
P
PD1	Probability of default
PFE[1]	Potential future exposure
PIT[1]	Point-in-time
PRA[1]	Prudential Regulation Authority (UK)
PVA[1]	Prudent valuation adjustment
Q
QCCP	Qualifying Central Counterparty
R
RAS	Risk appetite statement
RBM[1]	Ratings Based Method
RBWM	Retail Banking and Wealth Management, a global business
Retail IRB[1]	Retail internal ratings based approach
RMM	Risk Management Meeting of the GMB

36	HSBC Holdings plc

RNIV	Risks not in VaR
RW	Risk weights
RWA[1]	Risk-weighted asset
S
SA/STD[1]	Standardised approach
SA-CCR	Standardised approach for counterparty credit risk
S&P	Standard and Poor’s rating agency
SFM[1]	Supervisory Formula Method
SFT[1]	Securities Financing Transactions
SIC	Securities Investment Conduit
SME	Small- and medium-sized enterprise
SPE[1]	Special Purpose Entity
SRB[1]	Systemic Risk Buffer
SSFA/SFA	Simplified supervisory formula approach
SVaR	Stressed value at risk
T
TLAC[1]	Total Loss Absorbing Capacity
TTC[1]	Through-the-cycle
T1 capital	Tier 1 capital
T2 capital	Tier 2 capital
U
UK	United Kingdom
V
VaR[1]	Value at risk

1	Full definition included in the Glossary published on HSBC website www.hsbc.com/investor-relations/group-results-and-reporting

Cautionary statement regarding forward- looking statements
The Capital and Risk Management Pillar 3 Disclosures at 30 June 2017 contains certain forward-looking statements with respect to HSBC’s financial condition, results of operations, capital position and business.
Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.
Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.
Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:

•
changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; and consumer perception as to the continuing availability of credit and price competition in the market segments we serve;

•
changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of current market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for our products and services; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms; and

•
factors specific to HSBC, including discretionary RWA growth and our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; and our success in addressing operational, legal and regulatory, and litigation challenges, notably compliance with the DPA.

Contacts
Enquiries relating to HSBC’s strategy or operations may be directed to:

Group Head of Investor Relations HSBC Holdings plc 8 Canada Square London E14 5HQ United Kingdom	Head of Investor Relations, Asia-Pacific The Hongkong and Shanghai Banking Corporation Limited 1 Queen’s Road Central Hong Kong
Telephone: +44 (0) 20 7991 6590	Telephone: +852 2822 4908
Email: investorrelations@hsbc.com	Email: investorrelations@hsbc.com.hk

HSBC Holdings plc	37

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HSBC Holdings plc

By:	/s/ Iain J Mackay
Name: Iain J Mackay
Title: Group Finance Director

Date: 05 September 2017